SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10/A

(Amendment No. 1 to Form 10 Filed on April 29, 2005)

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

CITIGROUP FAIRFIELD FUTURES FUND L.P. II
(Exact name of registrant as specified in
its limited partnership agreement)

New York	56-2421596
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)
399 Park Avenue-7th floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	212-559-2011

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Units of Limited Partnership Interest

(Title of Class)

    Item 1.    Business

(a)    General development of business.    Citigroup Fairfield Futures Fund L.P. II (the "Partnership") is a limited partnership which was organized on December 18, 2003 under the partnership laws of the State of New York. The objective of the Partnership is to achieve capital appreciation through speculative trading in U.S. and international futures, options on futures and forward markets (collectively, "Commodity Interests"). The Partnership may also engage in swaps transactions and other derivative transactions with the approval of the General Partner (defined below). To accomplish its objective, the Partnership allocates its assets to Graham Capital Management, L.P. (the "Advisor" or "Graham"), which makes the trading decisions on behalf of the Partnership. The biographies of Graham's principal agents, Kenneth G. Tropin, Paul Sedlack and Michael S. Rulle can be found under "Item 5. Directors and Executive Officers." As of March 31, 2005, Graham trades the Partnership's assets allocated to it in accordance with three of its systematic, diversified, trend-following programs. As of March 31, 2005, the Partnership's assets were allocated to the three Graham programs in the following approximate percentages: the Global Diversified Program at Standard Leverage (36%), the Graham Selective Trading Program at Standard Leverage (31%) and the K5 Program (33%) (all described below). The Partnership is not registered under the Investment Company Act of 1940 as a mutual fund or otherwise. At March 31, 2005, net assets of the Partnership totaled $79,800,415.

Citigroup Managed Futures LLC, formerly known as Smith Barney Futures Management LLC, a Delaware limited liability company, is the Partnership's general partner and commodity pool operator (the "General Partner"). The biographies of the General Partner's principal agents, David J. Vogel and Daniel R. McAuliffe, Jr. can be found under "Item 5. Directors and Executive Officers."

During the initial offering period (January 12, 2004 to March 12, 2004), the Partnership sold 28,601 redeemable units of limited partnership interest ("Redeemable Units") at $1,000 per Redeemable Unit. In order to form the Partnership, the General Partner and David J. Vogel, as the initial limited partner, each contributed $1,000 to the Partnership for one unit of general partnership interest and limited partnership interest, respectively. During that time period, the General Partner contributed an additional 285 unit equivalents. As of March 31, 2005, Mr. Vogel owned 18 Redeemable Units. The Partnership commenced its operations on March 15, 2004. No securities which represent an equity interest or any other interest in the Partnership trade on any public market.

The Partnership has authorized for sale up to 200,000 Redeemable Units. Redeemable Units may be offered privately only to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D as well as to a limited number of persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. Sales and redemptions of Redeemable Units and general partner contributions and redemptions for the quarter ended March 31, 2005 and for the period March 15, 2004 (commencement of trading operations) to December 31, 2004 are reported in the Statement of Changes in Partners' Capital under "Item 13. Financial Statements and Supplementary Data". A total of 112,711.0907 Redeemable Units were sold as of March 31, 2005. On March 31, 2005, the Net Asset Value per Redeemable Unit was $822.72.

Citigroup Global Markets Inc. ("CGM"), formerly known as Salomon Smith Barney Inc., acts as the Partnership's commodity broker, pursuant to a customer agreement, dated as of January 12, 2004 (the "Customer Agreement"), by and between the Partnership and CGM. The Customer Agreement is attached as Exhibit 10.2 hereto. CGM is also the Partnership's selling agent pursuant to an agency agreement, dated as of January 12, 2004, attached as Exhibit 10.3 hereto.

The General Partner is the surviving company of a merger on August 2, 1993 of three commodity pool operators: Smith Barney Futures Partners, Inc., Lehman Brothers Capital Management Corp. and Hutton Commodity Management Inc. The General Partner changed its form of organization from a corporation to a Delaware limited liability company effective October 1, 1999. The General Partner is registered as a commodity pool operator and commodity trading advisor with the Commodity Futures

Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") under the registration and memberships of Smith Barney Futures Partners, Inc., which became registered with the CFTC as a commodity pool operator and a member of the NFA on September 2, 1986. Registration as a commodity pool operator or as a commodity trading advisor requires annual filings setting forth the organization and identity of the management and controlling persons of the commodity pool operator or commodity trading advisor. In addition, the General Partner prepares and distributes monthly account statements and audited annual reports of the Partnership to each limited partner in accordance with CFTC regulations 4.22(a), (b) and (c). Limited partners of the Partnership are permitted to review the Partnership's and the General Partner's CFTC filings at the General Partner's offices. In addition, the CFTC has authority under the Commodity Exchange Act (the "CEA") to require and review books and records of, and review documents prepared by, a commodity pool operator or a commodity trading advisor. The CFTC has adopted regulations which impose certain disclosure, reporting and recordkeeping requirements on commodity pool operators and commodity trading advisors. The CFTC is authorized to suspend a person's registration as a commodity pool operator or commodity trading advisor if the CFTC finds that such person's trading practices tend to disrupt orderly market conditions, that any controlling person thereof is subject to an order of the CFTC denying such person trading privileges on any exchange, and in certain other circumstances. The NFA is a self regulatory organization that regulates firms and individuals that conduct futures trading business with public customers.

The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. ("CGMH"), formerly known as Salomon Smith Barney Holdings Inc., which is also the sole owner of CGM. CGMH is itself a wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a publicly held company whose shares are listed on the New York Stock Exchange and which is engaged in various financial services and other businesses.

Under the limited partnership agreement of the Partnership, dated as of December 18, 2003, (the "Limited Partnership Agreement"), the General Partner has sole responsibility for the administration of the business and affairs of the Partnership, but may delegate trading discretion to one or more trading advisors. The Partnership pays the General Partner a monthly administrative fee in return for its services to the Partnership equal to 1/12 of 1/2% (1/2% per year) of month-end adjusted Net Assets (defined below) of the Partnership.

The General Partner currently has a management agreement dated as of December 31, 2003, (the "Management Agreement"), attached as Exhibit 10.1 hereto, in effect with Graham, pursuant to which the Advisor manages the Partnership's assets. The Partnership pays the Advisor a monthly management fee equal to 1/6 of 1% (2% per year) of the adjusted month-end Net Assets of the Partnership. The Advisor also receives a profit share allocation, in the form of units, equal to 20% of new trading profits earned in each calendar quarter. Pursuant to the express terms of the Management Agreement, the Advisor is considered to be an independent contractor of the Partnership. The Management Agreement expires each June 30th and may be renewed by the General Partner, in its sole discretion, for additional one-year periods upon notice to the Advisor not less than 30 days prior to the expiration of the previous period. The General Partner renewed the Management Agreement as of June 30, 2005 and Graham will continue to be the Partnership's sole trading advisor.

The Management Agreement can be terminated by the General Partner on 30 days' written notice if (i) the net asset value per unit shall decline as of the close of business on any trading day to $400 or less; (ii) the net assets allocated to the Advisor (adjusted for redemptions, distributions, withdrawals and reallocations) decline by 50% or more as of the end of a trading day from such net assets, previous highest value; (iii) limited partners owning at least 50% of the outstanding units vote to require the Fund to terminate the Management Agreement; (iv) the Advisor fails to comply with the terms of the Management Agreement; (v) the General Partner reasonably believes that the application of speculative position limits will substantially affect the performance of the Fund; or (vi) the General Partner in good faith reasonably determines that the performance of the Advisor has been such that the Management Agreement must be terminated. The General Partner may elect immediately to terminate the Management Agreement if (i) the Advisor merges or consolidates with another entity not controlled by Mr. Tropin, or sells a substantial portion of its assets to an entity not controlled by Mr. Tropin, or becomes bankrupt or insolvent, (ii) Mr. Tropin dies, becomes incapacitated, leaves the employ of the Advisor, ceases to control the Advisor or is otherwise not managing the trading programs of the Advisor, or (iii) the Advisor's registration as a commodity trading advisor with the CFTC or its membership in the NFA or any other regulatory authority, is terminated or suspended. The Management Agreement will immediately terminate upon dissolution of the Fund or upon cessation of trading prior to dissolution.

The Advisor may terminate the Management Agreement by giving not less than 30 days' notice to the General Partner. The Advisor may immediately terminate the Agreement if the General Partner's registration as a commodity pool operator or its membership in the NFA is terminated or suspended.

The Advisor has managed the Partnership's assets since the Partnership commenced operations. The General Partner selected the Advisor on the basis of the trading strategies employed by the Advisor and the Advisor's experience in commodity trading. The General Partner may, in its discretion, select and appoint additional or replacement trading advisors for the Partnership. The General Partner does not currently intend to allocate the Partnership's assets to other trading advisors. If the General Partner were to select other trading advisors it would consider factors such as an advisor's past performance, trading style, volatility, markets traded and fee requirements.

CGM will pay monthly interest to the Partnership on 80% of the average daily equity maintained in cash in U.S. dollars in the Partnership's accounts during each month (i.e., the sum of the daily cash balances in such accounts divided by the number of calendar days in that month) at a 30-day Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days (or on the maturity date closest thereto) from the date on which such weekly rate is determined, and/or CGM will place up to all of the Partnership's assets in 90-day Treasury bills and pay the Partnership 80% of the interest earned on the Treasury bills purchased.

CGM will pay interest to the Partnership on 100% of the average daily equity maintained in cash in non-U.S. currencies in the Partnership's account. Credit balances denominated in non-U.S. currencies will receive interest at the local short-term rate applicable to the respective non-U.S. currency as determined by CGM minus 100 basis points. If CGM covers a deficit (as a result of margin fluctuations and/or contract settlement) in the Partnership's account in non-U.S. currencies, the account will be charged interest at the applicable local short-term rate as determined by CGM plus 100 basis points.

Deficits denominated in U.S. dollars will not incur an interest charge. The General Partner will endeavor to minimize the amount of foreign currency balances carried in the Partnership's account to the extent practicable.

Competition

The Partnership operates in a competitive environment in which it faces several forms of competition, including, without limitation:

•    The Partnership competes with other pools for investors.

•    The Advisor may compete with other traders in the markets in establishing or liquidating positions on behalf of the Partnership.

•    The Partnership competes with other individual and pooled accounts traded by the Advisor in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership's trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

Conflicts of Interest

Other than as described below, neither the Advisor, the General Partner, CGM nor any of their principals have any actual or potential conflicts of interest in their relationship with the Partnership. The

Partnership's offering memorandum and Limited Partnership Agreement disclosed these conflicts and limited partners acknowledged and consented to them at the time their investments were made.

(1)    Relationship among the Partnership, the General Partner and CGM

The General Partner is an affiliate of CGM, the commodity broker and selling agent for the Partnership. As a result of this affiliation, the following conflicts arise:

•    The affiliation between the General Partner and CGM creates a potential conflict in that fees paid to CGM have not been set by "arm's length" negotiation and the General Partner has no incentive to replace CGM as commodity broker of the Partnership.

•    The General Partner, in its discretion, determines whether any distributions are made. To the extent that profits are retained by the Partnership rather than distributed, net assets and therefore the amount of brokerage fees paid to the General Partner and to CGM will increase. In addition, the amount of funds in segregated accounts at banks that extend overdraft privileges to CGM will be greater to the extent that profits are retained. The General Partner may have an interest in selecting trading advisors that will generate a small number of trades, thus incurring only small incidental charges (such as NFA fees), so that net assets remain relatively higher.

•    A limited partner's financial consultant has a financial incentive to recommend that the limited partner purchase and not redeem Redeemable Units even when it is not in its best interest to remain invested in the Partnership because he or she will receive ongoing compensation for providing service to the limited partner's account.

Notwithstanding the potential conflicts of interest resulting from these multiple relationships, the Limited Partnership Agreement specifically permits the General Partner to enter into contracts on behalf of the Partnership with or for the benefit of the General Partner and its affiliates, including CGM. Such contracts include the Customer Agreement with respect to brokerage services entered into by the Partnership and CGM.

(2)    Accounts of CGM, the General Partner and their Affiliates

CGM, the General Partner, and its officers, directors and employees may trade in commodity contracts for their own accounts. CGM is a futures commission merchant and effects transactions in commodity contracts for its customers. The General Partner over the last five years has sponsored and established over 30 commodity pools and may sponsor or establish other commodity pools. As of March 31, 2005, the General Partner acted as general partner or trading manager to 25 active, public, private and offshore commodity pools with assets of approximately $2.5 billion and may operate additional commodity pools in the future. The General Partner will not knowingly or deliberately favor any such pools over the Partnership in its dealings on behalf of such pools. Nevertheless, possible conflicts that arise from trading these accounts include:

•    CGM, as the Partnership's broker, could effect transactions for the Partnership in which the other parties to the transactions are its officers, directors or employees or its customers, including other funds sponsored by the General Partner.

•    These persons might unknowingly compete with the Partnership in entering into contracts.

The records of any such trading will not be available for inspection by limited partners. Neither will the General Partner have access to such records, except for those of accounts that it operates or manages. CFTC regulations require that CGM transmit to the floor each futures or options order received for customers executable at or near the market price before any competing order for any of its own proprietary accounts. Transactions in forward, spot and swap contracts are not governed by any similar regulations.

(3)    Accounts of the Advisor and its Affiliates

The Advisor manages and operates the accounts of clients other than the Partnership, including other commodity pools, and intends to manage and operate other accounts in the future. The Advisor currently advises other pools operated by the General Partner. In addition, the Advisor, its principals and affiliates may trade for their own accounts. Conflicts that arise from this trading include:

•    The Advisor or its principals or affiliates may sometimes take positions in their proprietary accounts that are opposite or ahead of the Partnership. Trading ahead of the Partnership presents a conflict because the trade first executed may receive a more favorable price than the same trade later executed for the Partnership.

•    The Advisor may have financial incentives to favor other accounts over the Partnership because of differing fee structures. The Advisor currently trades other client accounts that pay higher advisory fees than the Partnership. Accounts managed by the Advisor in the future may pay higher fees as well. Graham receives substantially similar compensation from all pools it advises which are operated by the General Partner.

•    Other individual and pooled accounts traded by the Advisor will compete with the Partnership in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership's trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

•    The Advisor may be required to revise trading orders as a result of the aggregation for speculative position limit purposes of all accounts traded, owned or controlled by the Advisor. The more assets the Advisor has under management, the more likely the Advisor is to be constrained by position limits. In this case, the Advisor will modify its orders in a manner that will not disproportionately affect the Partnership. The Advisor monitors its positions daily in order to avoid exceeding applicable position limits. The Advisor has advised the General Partner that it believes it can continue to increase its assets under management without position limits posing a significant constraint on such growth. In the remote event that it exceeds, or might exceed, applicable position limits, the Advisor would endeavor, given its general fiduciary duty to its clients as well as contractual obligations to them, to treat all its clients equitably. The Advisor has similar contractual obligations to the bulk of its clients. Depending on the circumstances, the Advisor may elect to reduce all client positions pro rata based on assets, to seek additional and comparable futures or other derivative instruments not subject to those limits, or otherwise to modify its trading strategies.

Limited partners do not have access to the trading records of the other accounts managed by the Advisor or its principals through CGM nor the records of trading accounts managed by the Advisor or its principals at other commodity brokers. The General Partner, however, does have access to the trading accounts managed by the Advisor on behalf of other funds for which it acts as general partner and/or managing member. The General Partner will not have access to the accounts traded by the Advisor or its principals at other commodity brokers or on behalf of other general partners.

(4)    Other Activities of CGM

CGM maintains a commodity research department that makes trading recommendations on a daily basis. These trading recommendations may include transactions that are similar or opposed to transactions of the Partnership. The trading records of such recommendations will not be made available to limited partners.

Trading Methods

Graham trades actively in both U.S. and foreign markets, primarily in futures contracts, forward contracts, spot contracts and associated derivative instruments such as options and swaps. Graham engages in exchange for physical (EFP) transactions, which involve the exchange of a futures position for the underlying physical commodity without making an open competitive trade on an exchange. Graham at times will trade certain instruments, such as forward foreign currency contracts, as a substitute for futures or options traded on futures exchanges. Instruments and contracts not traded on any organized exchange may be entered into with banks, brokerage firms or other financial institutions as counterparties. Graham currently trades swaps for other clients. With the prior approval of CGM, Graham may in the future engage in swap transactions on behalf of the Partnership.

Systematic Trading

Graham's trading systems rely primarily on technical rather than fundamental information as the basis for their trading decisions. Graham's systems are based on the expectation that they can over time successfully anticipate market events using quantitative mathematical models to determine their trading activities, as opposed to attempting properly to forecast price trends using subjective analysis of supply and demand.

Graham's core trading systems are primarily very long term in nature and are designed to participate selectively in potential profit opportunities that can occur during periods of sustained price trends in a diverse number of U.S. and international markets. The primary objective of the core trading systems is to establish positions in markets where the price action of a particular market signals the computerized systems used by Graham that a potential trend in prices is occurring. The systems are designed to analyze mathematically the recent trading characteristics of each market and statistically compare such characteristics to the long-term historical trading pattern of the particular market. As a result of this analysis, the systems will utilize proprietary risk management and trade filter strategies that are intended to benefit from sustained price trends while reducing risk and volatility exposure.

Graham utilizes discretion in connection with its systematic trading programs in determining which markets warrant participation in the programs, market weighting, leverage and timing of trades for new accounts. Graham also may utilize discretion in establishing positions or liquidating positions in unusual market conditions where, in its sole discretion, Graham believes that the risk-reward characteristics have become unfavorable. When the volume of buy and sell orders in a market is small relative to the size of an order that Graham wants to execute for the Partnership, it is more difficult to execute the order at the desired price or to quickly exit a losing position.

In addition to Graham's core trading systems, Graham has developed various trading systems that are not true trend-following systems. The Graham Selective Trading Program, which was developed in 1997, relies in part on a pattern recognition model based on volatility.

Discretionary Trading

Graham's Discretionary Trading Group Program was established in February 1998. Unlike Graham's systematic trading programs, which are based almost entirely on computerized mathematical models, the Discretionary Trading Group employs multiple strategies to gain exposure to multiple markets through the use of futures, options, over-the-counter and swaps contracts and other financial instruments. These strategies utilize a variety of discretionary trading methodologies and disciplines that currently focus on the fixed income, energy, currencies and precious metals markets.

Graham does not currently employ its discretionary trading strategies on behalf of any client accounts, but may do so in the future.

Trading Programs

As of March 31, 2005, Graham trades the Partnership's assets in accordance with its Global Diversified Program at Standard Leverage, Graham Selective Trading Program at Standard Leverage and K5 Program, as described below.

The general partner currently intends to continue allocating the Partnership's assets among the three programs. All such allocations will be made in the sole discretion of the general partner.

Global Diversified Program at Standard Leverage

The Global Diversified Program at Standard Leverage utilizes multiple computerized trading models designed to participate in potential profit opportunities during sustained price trends. This program features broad diversification in both financial and non-financial markets. The strategies that are utilized are primarily long-term in nature and are intended to generate significant returns over time with an acceptable degree of risk and volatility. The computer models on a daily basis analyze the recent price action, the relative strength and the risk characteristics of each market and compare statistically the quantitative results of this data to years of historical data on each market.

As of March 31, 2005, approximately 36% of the Partnership's assets were allocated to the Global Diversified Program at Standard Leverage. The Global Diversified Program at Standard Leverage trades in approximately 65 markets. As of March 31, 2005, the allocation of risk exposure for the Global Diversified Program at Standard Leverage was:

Foreign exchange	27%
Global interest rates	25%
Stock index futures	18%
Agricultural futures	13%
Metals	7%
Energy	10%

Graham Selective Trading Program at Standard Leverage

The Graham Selective Trading Program at Standard Leverage uses a mathematical model to identify certain price patterns that have very specific characteristics indicating that there is a high probability that a significant directional move will occur. Although the program does not trade against the market trend, it is not a true trend-following system inasmuch as it will only participate in specific types of market moves that meet the restrictive criteria of the model. In general, this program will participate only in significant market moves that are characterized by a substantial increase in volatility. As a result, it frequently will not participate in market trends in which virtually all trend-following systems would have a position.

As of March 31, 2005, approximately 31% of the Partnership's assets were allocated to the Graham Selective Trading Program. The Graham Selective Trading Program at Standard Leverage trades in approximately 55 markets. As of March 31, 2005, the allocation of risk exposure for the Graham Selective Trading Program at Standard Leverage was:

Foreign exchange	36%
Global interest rates	21%
Stock index futures	19%
Agricultural futures	6%
Metals	7%
Energy	11%

Due to the extremely selective criteria of this model, the program will normally maintain a neutral position in approximately 50% to 60% of the markets in the portfolio.

K5 Program

The K5 Program is a systematic and broadly diversified, global macro trend- following program which uses volatility, price, multiple time horizons and recent market behavior to identify trend-following opportunities in nearly 60 markets including global interest rates, foreign exchange, global stock indices and world commodities. K5 uses two discrete trading systems, which are equally weighted in terms of risk allocation. One system is relatively quick and is intended to participate in new market trends earlier than other Graham trend-following models. The second K5 system is very long term in nature; it tends to be slow to react to new price trends as they develop and will stay with its positions for relatively long periods of time. In general, the two systems complement each other and are designed to reduce risk exposure following periods of very positive performance results.

As of March 31. 2005, 33% of the Partnership's assets were allocated to the K5 Program. The K5 Program trades in approximately 60 markets. As of December 31, 2004, the allocation of risk exposure for the K5 Program was:

Foreign exchange	29%
Global interest rates	22%
Stock index futures	17%
Agricultural futures	11%
Metals	10%
Energy	11%

In addition to the above trading programs, as of March 31, 2005, Graham trades the following futures programs: the Fed Policy Program, the Global Diversified Program at 150% Leverage, the K4 Program, the K4 Program at 150% Leverage, the Proprietary Matrix Program, the Multi Trend Program and Graham Selective Trading Program at 150% Leverage.

Graham's success depends to a great extent upon the occurrence of market conditions favorable to its trading strategy. Factors such as lack of major price trends or increased governmental control of, or participation in, the markets, may reduce Graham's ability to trade profitably in the future.

Additional Information About the Partnership

The Partnership is a continuously and privately offered single-advisor pool, as those terms are defined in Part 4 of the CFTC regulations.

Fees and Expenses

Based on $80 million in net assets (the approximate size of the Partnership as of March 31, 2005), an investment of $25,000 (the current minimum investment) must earn profits of $1,541.08 in order to "break-even" at the end of one year of trading. The estimated fees and expenses that determine these amounts have been calculated in the sequence used by the Partnership. Therefore, each item of expense and the related percentage of the minimum investment amount, reflects the Partnership's effective cost structure.

	Estimated Partnership Size
	$80,000,000
Minimum Investment Amount	$25,000
	Dollar Amount	Percentage
Advisor's Management Fee (1)	$474.22	1.90%
Advisor's Profit Share Allocation (2)	$3.13	0.01%
Brokerage Fees	$1,140.48	4.57%
Transaction Fees	$88.70	0.35%
Initial Offering Expenses	$12.50	0.05%
General Partner Administrative Fee	$118.55	0.47%
Operating Expenses	$47.50	0.19%
Total Fees	$1,885.08	7.54%
Net Interest Income Credit	$(344.00)	(1.38)%
Amount of Trading Income Required for the Partnership's Net Asset Value per Redeemable Unit at the End of One Year to Equal the Minimum Investment Amount	$1,541.08
Percentage of Minimum Investment Amount		6.16%

(1) Because the management fee is based on adjusted net assets (defined below), the management fee does not equal exactly 2% of the minimum investment amount.

(2) The advisor is allocated a profit share in units equal to 20% of new trading profits. The profit share allocation is made quarterly in Partnership Units, and therefore, reduces net assets allocable to limited partners when earned. New trading profits are profits reduced by all expenses except the Partnership's initial offering expenses. The amount and percentage above represents the additional trading profit necessary to overcome the profit share allocation that would be made by not reducing new trading profits by the initial offering expenses.

The Partnership pays the Advisor a monthly management fee at an annual rate of 2% of adjusted net assets allocated to the Advisor (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 2% and multiplying the result thereof by the ratio which the total number of calendar days in that month bears to the number of days in the year). For purposes of calculating the management fee, adjusted net assets are "net assets" increased by the current month's profit share allocation accrual, the General Partner's administrative fee and any redemptions or distributions as of the end of such month.

Net assets are defined in the Limited Partnership Agreement as the total assets of the Partnership including all cash, Treasury bills, accrued interest, and the market value of all open commodity positions maintained by the Partnership, less brokerage charges accrued and less all other liabilities of the Partnership. Net assets equal net asset value. Net asset value of a Redeemable Unit means net asset value divided by the aggregate number of all units of limited and general partnership interest outstanding.

The Advisor is also allocated a profit share in Units of 20% of new trading profits earned by the Advisor during each quarter. New trading profits are defined as the excess, if any, of net assets managed by the Advisor at the end of the calendar quarter over the higher of net assets allocated to the Advisor at the date trading commenced, or net assets managed by the Advisor at the end of the highest previous calendar quarter. For purposes of determining new trading profits, new trading profits are further adjusted to eliminate the effect on net assets resulting from new capital contributions, redemptions, reallocations or capital distributions, if any, made during the calendar quarter decreased by interest or other income not directly related to trading activity earned on the Partnership's assets during the calendar quarter, whether the assets are held separately or in margin accounts. Ongoing expenses will not include expenses of litigation not involving the activities of the Advisor on behalf of the Partnership or initial offering and organizational expenses of the Partnership. Interest income earned, if any, will not be taken into account in computing new trading profits earned by the Advisor. Substantial profit shares may be allocated to the Advisor during a year even though the Partnership may incur a net loss for the full year.

If any profit share allocation is made to the Advisor with respect to new trading profits, and the Fund thereafter incurs a net loss for a subsequent period, the Advisor will retain the profit share previously allocated in respect of new trading profits. However, the Advisor would not be allocated any profit share thereafter until all of such losses were recovered and the Advisor achieved additional new trading profits. If net assets allocated to the Advisor are reduced due to redemptions, distributions or reallocations (net of additions), there will be a proportional reduction in the related loss carryforward amount that must be recouped before the Advisor is eligible to receive another profit share.

In addition, upon the expiration of the Management Agreement with the Advisor and/or upon the selection of replacement advisors, the General Partner will have to renegotiate the management fee and/or profit share allocation to be paid to the new trading advisor. Such fees could be either higher or lower than those currently charged by the Advisor. However, such fee have not changed since inception of the Partnership.

The Partnership pays the General Partner an administrative fee equal to 0.5% per year of adjusted net assets payable monthly. For purposes of calculating this fee, adjusted net assets are "net assets" increased by the current month's profit share allocation accrual and any redemptions or distributions as of the end of such month.

The Partnership pays CGM a monthly brokerage fee equal to 4.5% per year of the adjusted month-end net assets (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 4.5% and multiplying the result thereof by the ratio that the total number of calendar days in that month bears to the number of days in the year). For purposes of calculating the brokerage fee, adjusted net assets are "net assets" increased by that current month's management fee, profit share allocation accrual, other expenses and any redemptions or distributions as of the end of such month. In addition, the Partnership pays CGM (or reimburses CGM if previously paid) for the floor brokerage, exchange, clearing, give-up, user and NFA fees, which are payable on a per transaction basis. Although it is impossible to predict exactly the amount of these per transaction fees payable by the Partnership, based on the past performance of the Advisor, the aggregate of such fees is estimated at approximately 0.35% of net assets per year.

CGM pays a portion of the brokerage fee it receives from the Partnership to its Smith Barney financial consultants who place units in this offering and who are registered with the CFTC as associated persons of CGM. As compensation for their services, the financial consultants may be credited monthly with up to 75% of the brokerage commissions. The services provided by the financial consultants include (i) answering questions regarding daily net asset value and computations thereof, monthly statements, annual reports and tax information provided by the Partnership; (ii) providing assistance to investors including when and whether to purchase or redeem the units and (iii) general servicing of accounts.

The brokerage fee will be paid for the life of the Partnership, although the rate at which such fee is paid may change if the Partnership's futures commission merchant changes as well as if the General Partner considers (and CGM agrees) a change to be warranted by competitive or other market forces.

The Partnership will enter into spot and forward transactions, including foreign currency transactions, and may enter into swap transactions, with CGM or an affiliate as principal at prices quoted by CGM or the affiliate that reflect a price differential or spread between the bid and the ask prices. The differential includes anticipated profits and costs to CGM or the affiliate as dealer, but does not include a mark-up. All trades with CGM or one of its affiliates will be at competitive market prices. Thus, the price quoted to the Partnership will be less than or equal to the price quoted to any other CGM account for the same spot, forward or swap transaction.

The Partnership may also enter into spot, forward and swap transactions with dealers unaffiliated with CGM whose price quotes include a spread. Such unaffiliated dealers also may charge a mark-up and/or commissions. The spread plus any mark up or commissions will be paid by the Partnership, in addition to the monthly brokerage fee paid to CGM.

CGM initially paid all of the offering and organizational expenses related to the initial offering which were approximately $75,000. CGM is being reimbursed by the Partnership for such expenses, plus interest at the prime rate quoted by JPMorgan Chase Bank, in installments over the first 24 months of trading. As of March 31, 2005, $40,133 (exclusive of interest charges) remained to be reimbursed.

The Partnership pays its periodic legal, accounting, filing and reporting fees as well as the expenses of its continuous offering of Redeemable Units, printing expenses and other administrative costs. These expenses are estimated at $150,000 per year depending on the number of Redeemable Units sold. The Partnership also pays any extraordinary expenses incurred.

Interest income to be paid by CGM was estimated at an annual rate of 1.58% on 80% of the Partnership's net assets maintained in cash.

CGM will pay interest to the Partnership on 100% of the average daily equity maintained in cash in non-U.S. currencies in the Partnership's account. Credit balances denominated in non-U.S. currencies will receive interest at the local short-term rate applicable to the respective non-U.S. currency as determined by CGM minus 100 basis points. If CGM covers a deficit (as a result of margin fluctuations and/or contract settlement) in the Partnership's account in non-U.S. currencies, the account will be charged interest at the applicable local short-term rate as determined by CGM plus 100 basis points.

Deficits denominated in U.S. dollars will not incur an interest charge. The General Partner will endeavor to minimize the amount of foreign currency balances carried in the Partnership's account to the extent practicable.

ERISA Considerations

The Redeemable Units in the Partnership which are offered may be purchased by "employee benefit plans" as defined in the Employee Retirement Income Security Act of 1974 ("ERISA") and/or "plans" as defined in Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"). "Employee benefit plans" and "plans" are referred to below as "Plans", and fiduciaries with investment discretion are referred to as "Plan Fiduciaries". Plans include, for example, corporate pension and profit sharing plans, 401(k) plans, "simplified employee pension plans", Keogh plans for self-employed persons and IRAs.

Each Plan Fiduciary must consider the facts and circumstances that are relevant to an investment in the Partnership, including the role that an investment in the Partnership would play in the Plan's overall investment portfolio. Each Plan Fiduciary, before deciding to invest in the Partnership, must be satisfied that the investment is prudent for the Plan, that the investments of the Plan are diversified so as to minimize the risk of large losses and that an investment in the Partnership complies with the terms of the Plan.

Each limited partner will be furnished with monthly statements and annual reports which include the Net Asset Value per Redeemable Unit. The General Partner believes that these statements will be sufficient to permit Plan Fiduciaries to provide an annual valuation of Plan investments as required by ERISA; however, Plan Fiduciaries have the ultimate responsibility for providing such valuation. Accordingly, Plan Fiduciaries should consult with their attorneys or other advisors regarding their obligations under ERISA with respect to making such valuations.

Plan Fiduciaries should understand the potentially illiquid nature of an investment in the Partnership and that a secondary market does not exist for Redeemable Units. Accordingly, Plan Fiduciaries should review both anticipated and unanticipated liquidity needs for their respective plans, particularly those for a participant's termination of employment, retirement, death, disability or Plan termination. Plan Fiduciaries should be aware that distributions to participants may be required to commence in the year after the participant attains the age 70-1/2.

The Advisor will not participate in any way in the decision by any particular Plan to invest in the Partnership, including any determination with respect to fees and expenses to be paid by the Partnership.

A regulation issued under ERISA (the "ERISA Regulation") contains rules for determining when an investment by a Plan in an equity interest of a limited partnership will result in the underlying assets of the partnership being assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a limited partnership will not be plan assets of a Plan that purchases an equity interest in the Partnership if: (a) the equity interest is a "publicly offered" security or a security issued by an investment company registered under the Investment Company Act of 1940, (b) the entity is an "operating company", or (c) equity participation by benefit plans is not "significant".

The Redeemable Units will not be deemed to be "publicly offered" securities for purposes of the ERISA Regulation. In addition, the Partnership is not an "operating company" within the meaning of the ERISA Regulation. The final exception to the "plan assets" rule is for investment in entities in which there is not "significant" investment by "benefit plan investors". "Benefit plan investors" include employee-benefit plans subject to ERISA as well as plans not subject to ERISA, such as governmental plans, foreign plans and IRAs. Investment by benefit plan investors is not "significant" as defined in the ERISA Regulation, if the aggregate investment by benefit plan investors in each class of securities of the investment entity is less than 25% of the value of such class. Determinations of the percentage of participation by benefit plan investors must be made after each investment or redemption. Investments held by the investment entity's managers, investment advisors and their affiliates must be disregarded in calculating the percentage.

The Partnership intends to qualify under the "significant participation" exception in the ERISA Regulation by monitoring the percentage investment by benefit plan investors and maintaining it below 25% of the value of the Redeemable Units. In order to accomplish this, the subscription agreement of the Partnership, attached as Exhibit 10.4 hereto, requires that a benefit plan investor may be required to redeem its Redeemable Units upon notice from the General Partner.

In the unlikely event that the Partnership were deemed to hold plan assets, prohibited transactions could arise under ERISA and Section 4975 of the Code. In addition, investment by a fiduciary of an employee-benefit plan could be deemed an improper delegation of investment authority, and the fiduciary could be liable, either directly or under the co-fiduciary rules of ERISA, for the acts of the General Partner. Additional issues relating to "plan assets" and "prohibited transactions" under ERISA and Section 4975 of the Code could arise by virtue of the General Partner's ownership of Redeemable Units in the Partnership and the possible relationship between an affiliate of the General Partner and any employee-benefit plan that may purchase Redeemable Units. Further, certain transactions between the Partnership and the General Partner and certain affiliates of the General Partner could be prohibited transactions.

It should be noted that even if the Partnership's assets are not deemed to be plan assets, the Department of Labor has stated in Interpretive Bulletin 75-2 (29 C.F.R. §2509.75-2, as amended by the ERISA Regulation) that it would consider a fiduciary who makes or retains an investment in a fund for the purpose of avoiding application of the fiduciary responsibility provisions of ERISA to be in contravention of the fiduciary provisions of ERISA. The Department of Labor has indicated further that if a plan invests in or retains its investment in a fund and as part of the arrangement it is expected that the fund will enter into a transaction with a party in interest to the plan (within the meaning of ERISA) which involves a direct or indirect transfer to or use by the party in interest of any assets of the plan, the plan's investment in the fund would be a prohibited transaction under ERISA.

In general, Redeemable Units may not be purchased with the assets of a Plan if the General Partner, commodity broker, Advisor or any of their affiliates or employees either: (a) exercise any discretionary authority or discretionary control respecting management of the Plan; (b) exercise any authority or control respecting management or disposition of the assets of the Plan; (c) render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the Plan; (d) have any authority or responsibility to render investment advice with respect to any moneys or other property of the Plan; or (e) have any discretionary authority or discretionary responsibility in the administration of the Plan. In order to comply with these prohibitions, a Plan Fiduciary must represent that one of the following is true:

(1)    Neither CGM nor any of its employees or affiliates (a) manages any part of the Plan's investment portfolio or (b) has an agreement or understanding with the Plan Fiduciary where CGM or any of its employees or affiliates regularly provides the Plan Fiduciary with individualized information, recommendations or advice used as a primary basis for the Plan's investment decisions.

(2)    A relationship described in (1) above applies to only a portion of the Plan's assets, and the Plan Fiduciary will invest in the Partnership only from the portion of the Plan's assets as to which no such relationship exists.

(b)    Financial information about industry segments.    The Partnership's business consists of only one segment: speculative trading of U.S. and international futures, options on futures and forward markets. The Partnership does not engage in sales of goods or services. The Partnership's net income from operations for the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) through December 31, 2004 is set forth under "Item 2. Financial Information". The Partnership's capital as of March 31, 2005 and December 31, 2004 was $79,800,415 and $81,709,052, respectively.

(c)    Narrative description of business.

See Paragraphs (a) and (b) above.

(i) through (x) - not applicable.

(xi) through (xii) - not applicable.

(xiii) - The Partnership has no employees. The directors and officers of the General Partner and the Advisor are listed in "Item 5. Directors and Executive Officers".

(d)    Financial information about geographic areas.    The Partnership does not engage in sales of goods or services or own any long lived assets, and therefore this item is not applicable.

(e)    Not applicable.

(f)    Not applicable.

(g)    Not applicable.

Item 2.    Financial Information.

(a)    Selected Financial Data.    The Partnership commenced trading operations on March 15, 2004. Realized and unrealized gains, interest income, net income and increase in Net Asset Value per Redeemable Unit for the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) through December 31, 2004 were as follows:

	Quarter ended March 31, 2005 (unaudited)	Period from March 15, 2004 (commencement of trading operations) through December 31, 2004
Realized and unrealized trading gains (losses), net of brokerage commissions (including clearing fees) of $991,086 and $2,225,521, respectively	$(8,047,240)	$(345)
Interest income	377,785	503,409
	$(7,669,455)	$503,064
Net Loss before Profit Share Allocation to Advisor	$(8,207,690)	$(800,732)
Profit Share Allocation to the Advisor*	$0	$0
Net Loss available for pro rata distribution to partners	$(8,207,690)	$(800,732)
Decrease in net asset value per Redeemable Unit	$(84.92)	$(92.36)
Total assets	$83,826,650	$86,472,888

* Allocation to the Advisor, if any, is made quarterly based on net profits during each calendar quarter.

Past performance is not necessarily indicative of future performance and the Partnership's level of future performance cannot be predicted.

(b)    Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)    Liquidity.

The Partnership does not engage in the sale of goods or services. Its only assets are its equity in its commodity futures trading account, consisting of cash, net unrealized appreciation (depreciation) on open futures and forward contracts, commodity options and interest receivable. Because of the low margin deposits normally required in commodity futures trading, relatively small price movements may result in substantial losses to the Partnership. While substantial losses could lead to a decrease in liquidity, no such losses occurred during the periods ended March 31, 2005 and December 31, 2004.

To minimize the risk relating to low margin deposits, the Partnership follows certain trading policies, including those listed below. The Management Agreement requires the Advisor to adhere to the Partnership's trading policies.

(i)    The Partnership invests its assets only in commodity interests that the Advisor believes are traded in sufficient volume to permit ease of taking and liquidating positions. Commodity interests, in this context, refers to the individual futures or forward contracts. Sufficient volume, in this context, refers to a level of liquidity that the Advisor believes will permit it to enter and exit trades without noticeably moving the market.

(ii)    The Advisor will not initiate additional positions in any commodity if these positions would result in aggregate positions requiring margin of more than 66 2/3% of the Partnership's net assets allocated to the Advisor. Historically, between 10% and 30% of the Partnership's assets have been committed to margin by the Advisor.

(iii)    The Partnership may occasionally accept delivery of a commodity. Unless such delivery is disposed of promptly by retendering the warehouse receipt representing the delivery to the appropriate clearinghouse, the physical commodity position is fully hedged.

(iv)    The Partnership does not employ the trading technique commonly known as "pyramiding," in which the speculator uses unrealized profits on existing positions as margin for the purchase or sale of additional positions in the same or related commodities.

(v)    The Partnership does not utilize borrowings except short-term borrowings if the Partnership takes delivery of any cash commodities.

(vi)    The Advisor may from time to time employ trading strategies such as spreads or straddles on behalf of the Partnership. The term "spread" or "straddle" describes a commodity futures trading strategy involving the simultaneous holding of futures contracts on the same commodity but involving different delivery dates or markets and in which the trader expects to earn a profit from a widening or narrowing of the difference between the prices of the two contracts.

(vii)    The Partnership will not permit the churning of its commodity trading account. The term "churning" refers to the practice of entering and exiting trades with a frequency unwarranted by legitimate efforts to profit from the trades, driven by the desire to generate commission income.

In the normal course of its business, the Partnership is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract. The portion of the Partnership's assets invested in OTC contracts at March 31, 2005 and December 31, 2004 was (0.95)% and 1.43%, respectively.

Market risk is the potential for changes in the value of the financial instruments traded by the Partnership due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnership's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statements of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership has credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership's assets is CGM.

The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

Other than the risks inherent in commodity futures and other derivatives trading, the Partnership knows of no trends, demands, commitments, events or uncertainties which will result in or which are reasonably likely to result in the Partnership's liquidity increasing or decreasing in any material way. The Limited Partnership Agreement provides that the General Partner may, in its discretion, cause the

Partnership to cease trading operations and liquidate all open positions under certain circumstances including a decrease in Net Asset Value per Redeemable Unit to less than $400 as of the close of business on any business day.

(2)    Capital Resources.

(i)    The Partnership has made no material commitments for capital expenditures.

(ii)    The Partnership's capital consists of the capital contributions of the partners as increased or decreased by realized and/or unrealized gains or losses on commodity futures and other trading, expenses, interest income, additions and redemptions of Redeemable Units and distributions of profits, if any. Gains or losses on trading cannot be predicted. Market moves in commodities are dependent upon fundamental and technical factors which the Advisor may or may not be able to identify, such as changing supply and demand relationships, weather, government agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. Partnership expenses consist of, among other things, commissions and advisory fees. The level of these expenses is dependent upon the level of trading and the ability of the Advisor to identify and take advantage of price movements in the commodity markets, in addition to the level of Net Assets maintained. In addition, the amount of interest income payable by CGM is dependent upon interest rates over which the Partnership has no control.

For the three months ended March 31, 2005 the Partnership's capital decreased 2.34% from $81,709,052 to $79,800,415. This decrease was attributable to a net loss from operations of $8,207,690 coupled with the redemption of 3,267.3416 Redeemable Units totaling $2,740,947 partially offset by additional sales of 10,239.9906 Redeemable Units totaling $9,040,000. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

For the period March 15, 2004 (commencement of trading operations) through December 31, 2004, the Partnership's capital increased 183.58% from $28,813,000 to $81,709,052. This increase was attributable to additional sales of Redeemable Units totaling $64,897,000, which was partially offset by redemptions totaling $11,200,216 coupled with a net loss from operations of $800,732. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

Critical Accounting Policies.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

All commodity interests (including derivative financial instruments and derivative commodity instruments) are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statement of financial condition at fair value on the last business day of the period, which represents market value for those commodity interests for which market quotations are readily available or other measures of fair value deemed appropriate by management of the General Partner for those commodity interests and foreign currencies for which market quotations are not readily available, including dealer quotes for swaps and certain option contracts. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the period. Realized gains (losses) and changes in unrealized values on commodity interests and foreign currencies are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

Foreign currency contracts are those contracts where the Partnership agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. Foreign currency contracts are valued daily, and the Partnership's net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the date of entry into the contracts and the forward rates at the reporting dates, is included in the statement of financial condition. Realized gains (losses) and changes in unrealized values on foreign currency contracts are recognized in the period in which the contract is closed or the changes occur and are included in the statement of income and expenses and partners' capital.

(3)    Results of Operations.    During the three months ended March 31, 2005, the Partnership's net asset value per Redeemable Unit decreased 9.4% from $907.64 to $822.72. The Partnership experienced a net trading loss before brokerage commissions and related fees during the same period of $7,056,154.

During the period from March 15, 2004 (commencement of trading operations) through December 31, 2004, the Partnership's net asset value per Redeemable Unit decreased 9.2% from $1,000.00 to $907.64. The Partnership experienced a net trading gain before brokerage commissions and related fees during the same period of $2,225,176.

General.

The Partnership began trading in mid-March 2004, which coincided with the end of a period of favorable trending markets that had begun in late 2003. The Partnership's results for 2004 were heavily influenced by the timing of when it commenced trading and two historic trends: the decline in the value of the U.S. dollar versus other major currencies and the run-up in the price of crude oil to over $50 per barrel.

Upward price trends in the energy, metals and grains sectors had provided profitable trading opportunities for managed futures trend-following advisors beginning in late 2003. These trends persisted into early March 2004 when economic indicators in the U.S. and China suggested rising inflation, which resulted in higher interest rates, collapsing commodity prices and the dollar reversal.

Thus began a protracted period of tentative and conflicting trends across many sectors. As expected in the nature of trend-following, the strength of profitable trends is often followed by temporary but often severe periods of losses. For the next five months, April though August, the Partnership experienced substantial swings from what had been profitable, long-term trends to choppy, directionless and volatile markets. Particularly treacherous and thus unprofitable was trading in currencies, U.S. and Asian interest rates and global stock indices. Energy and grain markets provided some offsetting profits. The fundamental economic concerns hanging over these markets were further exacerbated by the uncertainty surrounding the tightly contested U.S. presidential election.

With the year looking dim going into the fall, the price of crude oil resumed its climb toward $50 per barrel brought on by a deteriorating security situation in Iraq, political turmoil in Saudi Arabia, and renewed threats of terrorism. Long positions in the energy sector provided profits to the Partnership through the end of the third quarter and into the beginning of the fourth quarter. Later in the fourth quarter, the U.S. dollar resumed its slide toward $1.40 to the euro, base metals prices rose and interest rates declined, all of which was generally favorable to the Partnership's positions. Global stock markets, in particular, surged along with declining interest rates, which resulted in a profitable December for the Partnership.

Performance Results for Each of the Three Trading Programs.

During the three months ended March 31, 2005, the Global Diversified Program at Standard Leverage posted a loss of (7.36%), having suffered losses in all major sectors with the exception of metals. The quarter was highlighted by a sharp reversal in the value of G-7 currencies and global stock indices in January, followed by unfavorable price congestion and trendless volatility for the balance of the quarter in most currency, bond and equity markets. Currencies were the most difficult sector given the magnitude of the unexpected price reversal in the US dollar against the currencies of its major trading partners. A subsequent trend reversal in US bond markets later in the quarter augmented the losses. Trading in most major commodity sectors demonstrated benign results. Gains were earned in base metals trading as trends of a favorable duration persisted through the quarter.

During the period from March 15, 2004 (commencement of trading operations) through December 31, 2004, the Global Diversified Program at Standard Leverage posted a loss of (3.02%) for the period. Trading results before fees were profitable, primarily as a result of gains in the non-US interest rate and energy sectors. Underlying instruments traded in both of these sectors demonstrated trends throughout the period of a favorable nature and duration, which the program was able to capitalize on. Smaller profits were earned in the grains sector due to persistent trends in the corn market. Profits were tempered by offsetting losses primarily in US interest rate markets, which suffered from sharp trend reversals early in the period followed by trendless volatility later in the period. A sharp reversal in base metals prices at the beginning of the fourth quarter also negatively impacted performance. Currency trading was unprofitable for most of the period, but losses were fully recovered by year end.

During the three months ended March 31, 2005, the Graham Selective Trading Program at Standard Leverage posted a loss of (13.7%) for the period, having suffered losses in all major sectors with the exception of metals and soft commodities. The quarter was highlighted by a sharp reversal in the value of G-7 currencies and global stock indices in January, followed by unfavorable price congestion and trendless volatility for the balance of the quarter in most currency, bond and equity markets. Currencies were the most difficult sector given the magnitude of the unexpected price reversal in the US dollar against the currencies of its major trading partners. A subsequent trend reversal in US bond markets later in the quarter augmented the losses. Trading in most major commodity sectors demonstrated benign results. Gains were earned in base metals trading and the coffee market as trends of a favorable duration persisted through the quarter.

During the period from March 15, 2004 (commencement of trading operations) through December 31, 2004, the Graham Selective Trading Program at Standard Leverage posted a loss (11.38%) for the period primarily as a result of unprofitable trading in the interest rate and base metals sectors. Sharp reversals followed by trendless volatility in financial sectors was particularly difficult for the long term timing models utilized by the program. US fixed income markets presented the greatest difficulty, due primarily to persistently range-bound yields. A sharp reversal in base metals prices at the beginning of the fourth quarter also negatively impacted performance. Newly emerging trends in financial sectors in the fourth quarter allowed the program to recapture a portion of the losses accumulated in the Non-US interest rate sector, and to generate overall gains for the period in the currency sector. Also tempering the losses were gains in the energy and agricultural commodities sectors, which demonstrated trends of a favorable duration.

During the three months ended March 31, 2005, the K5 Program posted a loss (7.09%) for the period having suffered losses in all major sectors with the exception of global stock indices, for which the program timing models were more suited to than other GCM trend following programs. The quarter was highlighted by a sharp reversal in the value of G-7 currencies and global stock indices in January, followed by unfavorable price congestion and trendless volatility for the balance of the quarter in most currency, bond and equity markets. Currencies were the most difficult sector given the magnitude of the unexpected price reversal in the US dollar against the currencies of its major trading partners. A subsequent trend reversal in US bond markets later in the quarter augmented the losses. Trading in most major commodity sectors demonstrated benign results.

During the period from March 15, 2004 (commencement of trading operations) from December 31, 2004, the K5 Program posted a loss (13.13%) for the period primarily as a result of unprofitable trading in the interest rate, base metals and equity index sectors. Sharp reversals followed by trendless volatility in financial sectors was particularly difficult for the long term timing models utilized by the program. US fixed income markets presented the greatest difficulty, due primarily to persistently range-bound yields. A sharp reversal in base metals prices at the beginning of the fourth quarter also negatively impacted performance. Newly emerging trends in financial sectors in the fourth quarter allowed the program to recapture the losses accumulated in period and generate overall gains in the currency and non-US fixed income sectors. Also tempering the losses were gains in the agricultural and soft commodities sectors, which demonstrated trends of a favorable duration.

The Partnership commenced trading operations on March 15, 2004, and as a result, comparative information to prior periods is not available.

Commodity futures markets are highly volatile. The potential for broad and rapid price fluctuations increases the risks involved in commodity trading, but also increases the possibility of profit. The profitability of the Partnership depends on the existence of major price trends and the ability of the Advisor to identify correctly those price trends. Price trends are influenced by, among other things, changing supply and demand relationships, weather, governmental, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. To the extent that market trends exist and the Advisor is able to identify them, the Partnership expects to increase capital through operations.

Interest income on 80% of the Partnership's daily equity maintained in cash in U.S. dollars was earned at the monthly average 30-day U.S. Treasury bill rate determined weekly by CGM based on the non-competitive yield on three month U.S. Treasury bills maturing 30 days from the date in which such weekly rate is determined. CGM may continue to maintain the Partnership's assets in cash and/or place all of the Partnership's assets in 90-day Treasury bills and pay the Partnership 80% of the interest earned on the Treasury bills purchased. CGM will pay interest to the Partnership on 100% of the average daily equity maintained in cash in non-U.S. currencies in the Partnership's account. Credit balances denominated in non-U.S. currencies will receive interest at the local short-term rate applicable to the respective non-U.S. currency as determined by CGM minus 100 basis points. If CGM covers a deficit (as a result of margin fluctuations and/or contract settlement) in the Partnership's account in non-U.S. currencies, the account will be charged interest at the applicable local short-term rate as determined by CGM plus 100 basis points.

Deficits denominated in U.S. dollars will not incur an interest charge. The General Partner will endeavor to minimize the amount of foreign currency balances carried in the Partnership's account to the extent practicable. Interest income for the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) through December 31, 2004 was $377,785 and $503,409, respectively.

Brokerage commissions are calculated on the adjusted net asset value on the last day of each month and, therefore, vary according to trading performance and redemptions. Accordingly, they must be analyzed in relation to the fluctuations in the monthly net asset values. Commissions and fees for the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) through December 31, 2004 were $991,086 and $2,225,521, respectively.

Management fees are calculated on the portion of the Partnership's net asset value allocated to the Advisor at the end of the month and, therefore, are affected by trading performance, additions and redemptions. Management fees for the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) through December 31, 2004 totaled $401,584 and $932,381, respectively.

Administrative fees are paid to the general partner for administering the business and affairs of the Partnership. These fees are calculated as a percentage of the Partnership's net asset value as of the end of each month and are affected by trading performance, additions and redemptions. Administrative fees for the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) through December 31, 2004 totaled $100,396 and $233,094, respectively.

The Advisor is a special limited partner of the Partnership and will receive a quarterly profit share allocation to its capital account in the Partnership equal to 20% of the new trading profits earned on behalf of the Partnership during each calendar quarter. The profit share is allocated in units. There were no profit share allocations accrued for the quarter ended March 31, 2005 and the period beginning March 15, 2004 (commencement of trading operations) and ending December 31, 2004.

(4)    Off-balance Sheet Arrangements.    Not applicable.

(5)    Tabular Disclosure of Contractual Obligations.    Not applicable.

(c)    Quantitative and Qualitative Disclosures about Market Risk.

(1)    Past Results Not Necessarily Indicative of Future Performance.    The Partnership is a speculative commodity pool. The market sensitive instruments held by it are acquired for speculative trading purposes, and all or substantially all of the Partnership's assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Partnership's main line of business.

Market movements result in frequent changes in the fair market value of the Partnership's open positions and, consequently, in its earnings and cash flow. The Partnership's market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification among the Partnership's open positions and the liquidity of the markets in which it trades.

The Partnership rapidly acquires and liquidates both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Partnership's past performance is not necessarily indicative of its future results.

Value at Risk is a measure of the maximum amount which the Partnership could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Partnership's speculative trading and the recurrence in the markets traded by the Partnership of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Partnership's experience to date (i.e., "risk of ruin"). In light of the foregoing as well as the risks and uncertainties intrinsic to all future projections, the inclusion of the quantification in this section should not be considered to constitute any assurance or representation that the Partnership's losses in any market sector will be limited to Value at Risk or by the Partnership's attempts to manage its market risk.

(2)    Standard of Materiality.    Materiality as used in this section, "Qualitative and Quantitative Disclosures About Market Risk," is based on an assessment of reasonably possible market movements and the potential losses caused by such movements, taking into account the leverage, optionality and multiplier features of the Partnership's market sensitive instruments.

(3)    Quantifying the Partnership's Trading Value at Risk.    All quantitative disclosures in this section are forward-looking statements except for statements of historical fact (such as the terms of particular contracts and the number of market risk sensitive instruments held during or at the end of the reporting period).

The Partnership's risk exposure in the various market sectors traded by the Advisor is quantified below in terms of Value at Risk. Due to the Partnership's mark-to-market accounting, any loss in the fair value of the Partnership's open positions is directly reflected in the Partnership's earnings (realized and unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).

Exchange maintenance margin requirements have been used by the Partnership as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%–99% of any one-day intervals. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. Maintenance margin has been used rather than the more generally available initial margin, because initial margin includes a credit risk component which is not relevant to Value at Risk.

In the case of market sensitive instruments which are not exchange traded (almost exclusively currencies in the case of the Partnership), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those rare cases in which a futures-equivalent margin is not available, dealers' margins have been used.

The fair value of the Partnership's futures and forward positions does not have any optionality component. However, the Advisor may trade commodity options. The Value at Risk associated with options is reflected in the following table as the margin requirement attributable to the instrument underlying each option. Where this instrument is a futures contract, the futures margin, and where this instrument is a physical commodity, the futures-equivalent maintenance margin has been used. This calculation is conservative in that it assumes that the fair value of an option will decline by the same amount as the fair value of the underlying instrument, whereas, in fact, the fair values of the options traded by the Partnership in almost all cases fluctuate to a lesser extent than those of the underlying instruments.

In quantifying the Partnership's Value at Risk, 100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have simply been added to determine each trading category's aggregate Value at Risk. The diversification effects resulting from the fact that the Partnership's positions are rarely, if ever, 100% positively correlated, have not been reflected.

The Partnership's Trading Value at Risk in Different Market Sectors.    The following table indicates the trading Value at Risk associated with the Partnership's open positions by market category as of March 31, 2005 including the highest and lowest value at any point and the average value during the period then ended. All open position trading risk exposures of the Partnership have been included in calculating the figures set forth below. As of March 31, 2005, the Partnership's total capitalization was $79,800,415.

March 31, 2005 (unaudited)
			Quarter Ended March 31, 2005
Market Sector	Value at Risk	% of Total Capitalization	High Value at Risk	Low Value at Risk	Average Value at Risk
Currencies
-Over-the-Counter Contracts	$542,449	0.68%	$2,175,558	$415,386	$596,249
Energy	$795,875	1.00%	$843,025	$121,000	$379,950
Grains	$80,250	0.10%	$80,250	$6,300	$39,400
Interest rates U.S.	$369,550	0.46%	$637,100	$213,494	$339,187
Interest rates Non-U.S.	$180,762	0.23%	$1,549,805	$145,145	$508,005
Metals
-Exchange Traded Contracts	$18,000	0.02%	$126,000	$18,000	$27,500
-Over-the-Counter Contracts	$1,440,746	1.81%	$1,490,421	$324,225	$895,644
Softs	$107,885	0.14%	$132,342	$29,000	$97,406
Indices	$2,869,049	3.59%	$5,410,046	$2,627,082	$3,206,577
Total	$6,404,566	8.03%

The Partnership's Trading Value at Risk in Different Market Sectors.    The following table indicates the trading Value at Risk associated with the Partnership's open positions by market category as of December 31, 2004 including the highest and lowest value at any point and the average value during the year then ended. All open position trading risk exposures of the Partnership have been included in calculating the figures set forth below. As of December 31, 2004, the Partnership's total capitalization was $81,709,052.

December 31, 2004
			Year to Date
Market Sector	Value at Risk	% of Total Capitalization	High Value at Risk	Low Value at Risk	Average Value at Risk
Currencies
-Exchange Traded Contracts	$69,000	0.08%	$2,073,094	$69,000	$686,152
-Over-the-Counter Contracts	$2,056,017	2.52%	$2,853,108	$1,013	$245,935
Energy	$459,400	0.56%	$871,900	$25,500	$470,440
Grains	$20,900	0.03%	$208,325	$14,300	$89,678
Interest rates U.S.	$445,450	0.54%	$1,092,100	$53,145	$536,573
Interest rates Non-U.S.	$768,496	0.94%	$2,486,582	$69,123	$1,210,111
Livestock	$11,200	0.01%	$275,704	$4,800	$8,800
Metals
-Exchange Traded Contracts	$144,000	0.18%	$145,500	$12,000	$46,167
-Over-the-Counter Contracts	$781,650	0.96%	$1,163,339	$8,800	$219,597
Softs	$58,300	0.07%	$199,926	$20,800	$103,703
Indices	$4,819,357	5.90%	$5,514,887	$177,373	$1,574,357
Total	$9,633,770	11.79%

(4)    Material Limitations on Value at Risk as an Assessment of Market Risk.     The face value of the market sector instruments held by the Partnership is typically many times the applicable maintenance margin requirement (margin requirements generally range between 2% and 15% of contract face value) as well as many times the capitalization of the Partnership. The magnitude of the Partnership's open positions creates a "risk of ruin" not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions — unusual, but historically recurring from time to time — could cause the Partnership to incur severe losses over a short period of time. The foregoing Value at Risk table — as well as the past performance of the Partnership — give no indication of this "risk of ruin."

(5)    Qualitative Disclosures Regarding Primary Trading Risk Exposures.    The following qualitative disclosures regarding the Partnership's market risk exposures – except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Partnership manages its primary market risk exposures – constitute forward-looking statements.

The Partnership's primary market risk exposures as well as the strategies used and to be used by the General Partner and the Advisor for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Partnership's risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the management strategies of the Partnership. There can be no assurance that the Partnership's current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long- term. Investors must be prepared to lose all or substantially all of their investment in the Partnership.

The following were the primary trading risk exposures of the Partnership as of March 31, 2005, by market sector.

Interest Rates.    Interest rate movements directly affect the price of the futures positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership's profitability. The Partnership's primary interest rate exposure is to interest rate fluctuations in the United States and the other G-7 countries. However, at times the Partnership could take futures positions on the government debt of smaller nations.

Currencies.    The Partnership's currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. These fluctuations are influenced by interest rate changes as well as political and general economic conditions. The General Partner does not anticipate that the risk profile of the Partnership's currency sector will change significantly in the future. The currency trading Value at Risk figure includes foreign margin amounts converted into U.S. dollars with an incremental adjustment to reflect the exchange rate risk inherent to the dollar-based Partnership in expressing Value at Risk in a functional currency other than dollars.

Softs.    The Partnership's primary commodities exposure is to agricultural price movements which are often directly affected by severe or unexpected weather conditions. Coffee, cotton and sugar accounted for the substantial bulk of the Partnership's commodity exposure as of March 31, 2005.

Stock Indices.    The Partnership's primary equity exposure is to equity price risk in the G-7 countries. The stock index futures traded by the Partnership are limited to futures on broadly based indices. As of March 31, 2005, the Partnership's primary exposures were in the stock indices traded on the Chicago Mercantile Exchange (CME) and EUREX. The General Partner anticipates little, if any, trading in non-G-7 stock indices. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S. and European indices. (Static markets would not cause major market changes but would make it difficult for the Partnership to avoid being "whipsawed" into numerous small losses.)

Metals.    The Partnership's primary metal market exposure is to fluctuations in the price of base metals such as copper, zinc and aluminum.

Energy.    The Partnership's primary energy market exposure is to natural gas and oil price movements, often resulting from political developments in the Middle East. Oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

(6)    Qualitative Disclosures Regarding Non-Trading Risk Exposure.    The following was the only non-trading risk exposure of the Partnership as of March 31, 2005.

Operational Risk.    The Partnership is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace.

Such risks include:

Operational/Settlement Risk - the risk of financial and opportunity loss and legal liability attributable to operational problems, such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement or the inability to process large volumes of transactions.

Technological Risk - the risk of loss attributable to technological limitations or hardware failure that constrain the Partnership's ability to gather, process, and communicate information efficiently and securely, without interruption, within the Partnership and among limited partners, and in the markets where the Partnership participates.

Legal/Documentation Risk - the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) or errors that result in noncompliance with applicable legal and regulatory requirements.

Financial Control Risk - the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with authorization, and that financial information utilized by the Advisors and communicated to external parties, including limited partners and regulators, is free of material errors.

Foreign Currency Balances.    The Partnership has non-trading market risk on its foreign cash balances not needed for margin. However, these balances (as well as any market risk they represent) are immaterial. The Partnership's primary foreign currency balances are in Japanese yen and the Euro. The Advisor regularly converts foreign currency balances to U.S. dollars in an attempt to control the Partnership's non-trading risk.

New Accounting Pronouncements.    In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which provides new criteria for determining whether or not consolidation accounting is required. The Interpretation may require the Partnership to consolidate or provide additional disclosures of the financial information for certain of its investments. This interpretation is effective for Variable Interest Entities created after January 31, 2003; otherwise, it is applicable for the end of the first annual reporting period beginning after June 15, 2003 (effectively December 31, 2004 for the Partnership). This Interpretation will have no impact on net assets or net income. However, if applicable, this Interpretation would require consolidation of other entities' assets and liabilities, schedule of investments, and results of operations, with minority interest recorded for the ownership share applicable to other investors. Where consolidation is not required, additional disclosure may be required of investee financial information.

This pronouncement will not have an effect on the financial statements of the Partnership.

(7)    Qualitative Disclosures Regarding Means of Managing Risk Exposure.

The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject.

The General Partner monitors the Partnership's performance and the concentration of its open positions, and consults with the Advisor concerning the Partnership's overall risk profile. If the General Partner felt it necessary to do so, the General Partner could require the Advisor to close out individual positions as well as enter certain positions traded on behalf of the Partnership. However, any such intervention would be a highly unusual event. The General Partner primarily relies on the Advisor's own risk control policies while maintaining a general supervisory overview of the Partnership's market risk exposures.

The Advisor applies its own risk management policies to its trading. The Advisor often follows diversification guidelines, margin limits and stop loss points to exit a position. The Advisor's research of risk management often suggests ongoing modifications to its trading programs.

As part of the General Partner's risk management, the General Partner periodically meets with the Advisor to discuss its risk management and to look for any material changes to the Advisor's portfolio balance and trading techniques. The Advisor is required to notify the General Partner of any material changes to its programs.

Item 3.    Properties.

The Partnership does not own or lease any properties. The General Partner operates out of facilities provided by its affiliate, CGM.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

(a)    Security ownership of certain beneficial owners.    As of March 31, 2005, one beneficial owner who is neither a director nor an executive officer owned more than five percent (5%) of the outstanding Redeemable Units issued by the Partnership as follows:

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Redeemable Units of Limited Partnership Interest	International Mission Board Southern Baptist Convention P.O. Box 6767 Richmond, VA 23230-0767	5,071.9125 Redeemable Units	5.27%

(b)    Security ownership of management.    Under the terms of the Limited Partnership Agreement, the Partnership's affairs are managed by the General Partner. The General Partner is not required to maintain an ownership interest in the Partnership. However, the General Partner currently holds and intends to maintain at least a 1% ownership interest in the Partnership. As set forth in the table below, the General Partner owned units of general partnership interest equivalent to 724.0407 Redeemable Units at March 31, 2005. Graham, the Special Limited Partner, owned 100 Redeemable Units at March 31, 2005. David J. Vogel, the President and a Director of the General Partner, owned 18 Redeemable Units at March 31, 2005. Other than Mr. Vogel, none of the directors and executive officers of the General Partner beneficially owns any Redeemable Units. However, the General Partner, CGM and their principals and employees are free to purchase units for investment purposes. From time to time, 10% or more of the Partnership may be owned by such persons. When this occurs, the Partnership's assets maintained at CGM will not be segregated as customer funds because the Partnership's accounts will be deemed to be proprietary accounts of CGM under CFTC rules.

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Units of general partnership interest	Citigroup Managed Futures LLC	724.0407 Unit Equivalents	100%
Redeemable Units of Limited Partnership Interest	Graham Capital Management, L.P.	100 Redeemable Units	0.09%
Redeemable Units of Limited Partnership Interest	David J. Vogel	18 Redeemable Units	0.02%

(c)    Changes in control.    None.

Item 5.    Directors and Executive Officers.

The Partnership has no officers or directors and its affairs are managed by its General Partner. The officers and directors of the General Partner are David J. Vogel (President and Director), Daniel R. McAuliffe, Jr. (Chief Financial Officer and Director), Shelley Ullman (Senior Vice President and Director), Maureen O'Toole (Senior Vice President and Director), Jennifer Magro (Vice President and Director), Jerry Pascucci (Director) and Ihor G. Rakowsky (Secretary and Director). Each director holds office until his successor is elected, or until his earlier death, resignation or removal. Vacancies on the board of directors may be filled by appointment of the sole member of the General Partner, CGMH, or by unanimous vote of the remaining directors, depending on the circumstance of the vacancy. The officers of the General Partner are designated by the General Partner's Board of Directors. Each officer holds office until his death, resignation or removal.

The business background of each director and officer of the General Partner is as follows:

Mr. Vogel, age 60, is a Managing Director of CGM and of Citigroup Alternative Investments and has been a Director of the General Partner since August 2, 1993. In May 1996, he was appointed President of the General Partner. From January 1993 to July 1993, Mr. Vogel was an Executive Vice President of Shearson Lehman Brothers Inc. ("SLB"). Formerly, Mr. Vogel was the chairman and CEO of LIT America, Inc. (September 1988 through December 1992) and an Executive Vice President of Thomson McKinnon Securities Inc. (June 1979 through August 1988). Mr. Vogel is currently a Director of the Institute for Financial Markets, and has served as a Director of the Managed Funds Association. Mr. Vogel is also a past chairman of the Futures Industry Association, a past Director of Comex Clearing Corporation and the Comex Exchange and a past Governor of the Chicago Mercantile Exchange.

Mr. McAuliffe, age 55, is a Managing Director of CGM and of Citigroup Alternative Investments. He became a Director of the General Partner in April 1994 and the Chief Financial Officer of the General Partner in April 1994 and the Chief Financial Officer of the General Partner in August 2001. From 1986 through 1997 he was responsible for the marketing and sales of managed futures products, including public and private futures funds and managed account programs. Prior to joining SLB, Mr. McAuliffe was employed by Merrill Lynch Pierce Fenner & Smith and Citibank.

Ms. Ullman, age 46, is a Director of CGM's Futures Division and a Senior Vice President and Director of the General Partner (since May 1997 and April 1994, respectively). Previously, Ms. Ullman was a First Vice President of SLB and a vice president and assistant secretary of a predecessor of the General Partner, with responsibility for execution, administration, operations and performance analysis for managed futures funds and accounts.

Ms. O'Toole, age 47, is a Managing Director of CGM and of Citigroup Alternative Investments and a Senior Vice President and Director of the General Partner (since May 1997 and August 2001, respectively). Ms. O'Toole is National Sales Director for Citigroup Alternative Investments products distributed by CGM. Prior to joining CGM in March 1993, Ms. O'Toole was the director of managed futures quantitative analysis at Rodman and Renshaw from 1989 to 1993. Ms. O'Toole began her career in the futures industry in 1981 when she joined Drexel Burnham Lambert in the research department of the Financial Futures Division.

Ms. Magro, age 33, is a Director of Citigroup Alternative Investments, a Director of the General Partner and a Vice President of the General Partner (since August 2001). She was appointed a Director of the General Partner in May 2005. Since March 1999, Ms. Magro has been responsible for the accounting and financial and regulatory reporting of Citigroup's managed futures funds. Prior to joining CGM in January 1996, Ms. Magro was employed by Prudential Securities Inc.

Mr. Pascucci, age 35, is a Director of Citigroup Alternative Investments. He was appointed a Director of the General Partner and Chief Investment Officer of the General Partner's Investment Committee in May 2005. Mr. Pascucci has been responsible for trading advisor selection, due diligence and portfolio construction for managed futures funds and accounts since 1999. Between 1996 and 1999, Mr. Pascucci served as a Senior Credit Risk Officer for CGM, focused primarily on market and counterparty risks associated with CGM's commodity pool and hedge fund clients. Prior to joining CGM, Mr. Pascucci was employed (since 1992) by ABN AMRO North America at its European American Bank subsidiary as a corporate banking officer.

Mr. Rakowsky, age 52, is a Director and Associate General Counsel in the law department of Citigroup Alternative Investments, which he joined in September 1999 and where he provides legal counsel to various business units specializing in structuring, managing and administering alternative investment products. Mr. Rakowsky became Secretary and a Director of the General Partner in May 2005. Previously, Mr. Rakowsky was an associate attorney with Battle Fowler LLP and in-house counsel with The Chase Manhattan Bank, N.A. and The CIT Group.

There have been no material administrative, civil or criminal actions pending, on appeal or concluded against the General Partner or any of its individual principals within the past five years.

As mentioned above, the General Partner has selected Graham Capital Management, L.P. as the Partnership's trading advisor. The principals of the Advisor and their business backgrounds are set forth below:

Kenneth G. Tropin, 51, is the Chairman, Founder and a Principal of Graham. As Chairman of Graham, Mr. Tropin has developed a majority of Graham's core trading programs and he is additionally responsible for the overall management of the organization, including the investment of its proprietary trading capital.

Prior to founding Graham in 1994, Mr. Tropin served as the President, the Chief Executive Officer and a Director of John W. Henry & Company, Inc. from March 1989 to September 1993. Mr. Tropin was formerly Senior Vice President and Director of Managed Futures and Precious Metals at Dean Witter Reynolds. He joined Dean Witter Reynolds from Shearson in February 1982 to run the Managed Futures Department, and in October 1984 Mr. Tropin assumed responsibility for Dean Witter Precious Metals as well. In November 1984, Mr. Tropin was appointed President of Demeter Management Corp., an affiliate of Dean Witter Financial Services Inc., which functions as the general partner to and manager of Dean Witter futures funds.

In February 1986, Mr. Tropin was instrumental in the foundation of the Managed Futures Trading Association. Mr. Tropin was elected Chairman of the Managed Futures Trading Association in March 1986 and held this position until 1991. In June 1987, Mr. Tropin was appointed President of Dean Witter Futures and Currency Management Inc., an affiliate of Dean Witter Financial Services Inc. that functions as a commodity trading advisor in the futures and foreign exchange markets. As President, Mr. Tropin was responsible for the development and management of its proprietary trading programs.

As President and Chief Executive Officer of John W. Henry & Company, Inc., Mr. Tropin was responsible for the management and administration of JWH as well as the management of its trading activities. In addition to his responsibilities as President and Chief Executive Officer of JWH, Mr. Tropin was President and Chief Executive Officer of JWH Investment Advisory Services Inc. and was also the Chairman of Global Capital Management, a British Virgin Islands company. Mr. Tropin also served as Chairman of the Managed Futures Association in 1991 and 1992, the successor organization to the Managed Futures Trade Association and the National Association of Futures Trading Advisors.

Paul Sedlack, 43, is Chief Executive Officer, the General Counsel and a Principal of Graham. Mr. Sedlack began his career at the law firm of Coudert Brothers in New York in 1986 and was resident in Coudert's Singapore office from 1988 to 1989. Prior to joining Graham in June 1998, Mr. Sedlack was a Partner at the law firm of McDermott, Will & Emery in New York, focusing on securities and commodities laws pertaining to the investment management and related industries. Mr. Sedlack received a J.D. from Cornell Law School in 1986 and an M.B.A. in Finance in 1983 and B.S. in Engineering in 1982 from State University of New York at Buffalo.

Michael S. Rulle Jr., 54, is the President and a Principal of Graham. Prior to joining Graham in February 2002, Mr. Rulle was President of Hamilton Partners Limited, a private investment company that deployed its capital in a variety of internally managed equity and fixed income alternative investment strategies on behalf of its sole shareholder, Stockton Reinsurance Limited, a Bermuda based insurance company. From 1994 to 1999, Mr. Rulle was Chairman and CEO of CIBC World Markets Corp., the U.S. broker-dealer formerly known as CIBC Oppenheimer Corp. Mr. Rulle served as a member of its Management Committee, Executive Board and Credit Committee and was Co-Chair of its Risk Committee. Business responsibilities included Global Financial Products, Asset Management, Structured Credit and Loan Portfolio Management. Prior to joining CIBC World Markets Corp., Mr. Rulle was a Managing Director of Lehman Brothers and a member of its Executive Committee and held positions of increasing responsibility since 1979. At Lehman, Mr. Rulle founded and headed the firm's Derivative Division, which grew to a $600 million enterprise by 1994. Mr. Rulle received his M.B.A. from Columbia University in 1979, where he graduated first in his class, and he received his bachelor's degree from Hobart College in 1972 with a concentration in political science.

Robert E. Murray, 43, is the Chief Operating Officer and a Principal of Graham. He joined Graham in June 2003. From 1984 until June 2003, Mr. Murray held positions of increasing responsibility at various Morgan Stanley entities (and predecessors), including Managing Director of the Strategic Products Group, Chairman of Demeter Management Corporation (a commodity pool operator) and Chairman of Morgan Stanley Futures & Currency Management Inc. (a commodity trading advisor). Mr. Murray is currently a member of the Board of Directors of the National Futures Association and serves on its Membership and Finance Committees. Mr. Murray has served as Vice Chairman and a Director of the Board of the Managed Funds Association. Mr. Murray received a Bachelor's Degree in Finance from Geneseo State University in 1983.

Thomas P. Schneider, 41, is an Executive Vice President, the Chief Trader and a Principal of Graham. Mr. Schneider joined Graham in 1994. He is responsible for managing Graham's systematic futures trading operations, including order execution, formulating policies and procedures, and developing and maintaining relationships with independent executing brokers and futures commission merchants.

Mr. Schneider graduated from the University of Notre Dame in 1983 with a B.B.A. in Finance and received his Executive M.B.A. from the University of Texas at Austin in 1994. From June 1985 through September 1993, Mr. Schneider held positions of increasing responsibility at ELM Financial, Inc., a commodity trading advisor in Dallas, Texas. While employed at ELM, Mr. Schneider held positions of increasing responsibility and was ultimately Chief Trader, Vice President and principal of ELM, responsible for 24-hour trading execution, compliance and accounting. In January 1994, Mr. Schneider began working as Chief Trader for Chang Crowell Management Corporation, a commodity trading advisor in Norwalk, Connecticut. He was responsible for streamlining operations for more efficient order execution, and for maintaining and developing relationships with over 15 futures commission merchants on a global basis. In addition to his responsibilities as Chief Trader, Mr. Schneider has been an NFA arbitrator since 1989 and has served on the Managed Futures Association's Trading and Markets Committee.

Robert G. Griffith, 51, is an Executive Vice President, the Director of Research and a principal of Graham and focuses primarily on Graham's trend-following trading systems, including portfolio management, asset allocation and trading system development. Mr. Griffith is also in charge of the day-to-day administration of Graham's trend-following trading systems. Prior to joining Graham, Mr. Griffith's company, Veridical Methods, Inc., provided computer programming and consulting services to such firms as GE Capital, Lehman Brothers and Morgan Guaranty Trust. He received his B.B.A. in Management Information systems from the University of Iowa in 1979.

Fred J. Levin, 62, is the Chief Economist, a Senior Discretionary Trader and a principal of Graham specializing in fixed income markets with particular emphasis on short-term interest rates. Prior to joining Graham in March 1999, Mr. Levin was employed as director of research at Aubrey G. Lanston & Co. Inc. From 1991 to 1998, Mr. Levin was the chief economist and a trader at Eastbridge Capital. From 1988 to 1991, Mr. Levin was the chief economist and a trader at Transworld Oil. From 1982 to 1988, Mr. Levin was the chief economist, North American Investment Bank at Citibank. From 1970 to 1982, Mr. Levin headed the domestic research department and helped manage the open market desk at the Federal Reserve Bank of New York. Mr. Levin received an M.A. in economics from the University of Chicago in 1968 and a B.S. from the University of Pennsylvania, Wharton School in 1964.

Savvas Savvinidis, C.P.A., 42, joined Graham in April 2003 as Chief Financial Officer and Principal. He was Chief Operating Officer of Agnos Group, L.L.C. from January 2001 through February 2003 and had previously served as Director of Operations of Moore Capital Management, Inc., from October 1994 to June 2000, and of Argonaut Capital Management, Inc., from July 1993 to September 1994. During the periods March 2003 and July through December 2000, Mr. Savvinidis was on sabbatical. From May 1988 to June 1993, he worked at Lehman Brothers and from July 1986 to April 1988, at the North American Investment Bank of Citibank. Upon graduating from St. John's University with a B.S. in Accounting, Mr. Savvinidis started his career with Grant Thornton in 1984, where he received his C.P.A. designation in 1986. He is a member of the New York Society of Certified Public Accountants.

Robert C. Hill, 34, is a Discretionary Trader of Graham specializing in the energy commodity markets and a principal of Graham. Prior to joining Graham in April 2003, Mr. Hill worked as a consultant at Gerson Lehrman Group from October 2002 to March 2003. From November 1999 to October 2002, he was employed as Director of Trading at Duke Energy. From March 1997 to October 1999, Mr. Hill was an energy trader at Louis Dreyfus Energy Corp. and from May 1994 to March 1997, he worked for Enterprise Products Company as a distribution coordinator for energy products. Mr. Hill received an MBA in 1997 from the University of St. Thomas in Houston, TX and a B.A. in 1992 from Stephen F. Austin State University.

Steven T. Aibel, 39, is a Discretionary Trader and a Principal of Graham, specializing in global macro markets with a primary focus on foreign exchange. Prior to joining Graham in July 2003, Mr. Aibel worked as a proprietary trader at J.P. Morgan Chase from April 2002 to March 2003 trading foreign exchange. He began his career at Goldman Sachs and Co. in the precious metals area in 1988 until 1993, moving over to the foreign exchange area of Goldman Sachs and Co. until November 1994. Following work in the foreign exchange area of Lehman Bothers from then until June 1995, Mr. Aibel worked at Credit Suisse First Boston as a Deutsche Mark market maker from July 1995 until July 1997 and a proprietary foreign exchange trader from July 1997 until April 2000. Mr. Aibel received an MBA in 1988 with a double major in Finance and International Business and a B.A. in 1987 in Finance, all from George Washington University.

Xin-yun Zhang, 43, is a Discretionary Trader and a Principal of Graham, specializing in fixed income. Prior to joining Graham in September 2003, Mr. Zhang worked at Tudor Investment Corp. from January 2000 to August 2003, where his trading focused on US and Japanese government bonds. From October 1995 to January 2000, he was a fixed-income trader for Greenwich Capital. He worked in fixed-income research for Long-Term Capital Management from October 1993 to October 1995. He received a B.S.

from Beijing University in 1983 and a Ph.D. in theoretical physics from the University of California, San Diego in 1989, and was a post-doctoral research fellow at Rutgers University from 1989-1993.

Gabriel J. Feder, 36, is a Discretionary Trader and a Principal of Graham, specializing in global macro markets with a primary focus on foreign exchange. Prior to joining Graham in November 2003, Mr. Feder worked as a portfolio manager for Platinum Partners LLC from September 2002 to September 2003, trading the U.S. Treasury market as well as U.S. Stock indexes and European fixed income. He began his career working for the Federal Reserve Bank of New York from 1990 to 1993 as a bank analyst and then a bank examiner. Then, upon his graduating in 1995 from The Wharton School of Business at the University of Pennsylvania with an MBA in Finance, Mr. Feder worked for J.P. Morgan Chase, where he traded emerging market currencies in the FX department and fixed income and currency in Global Treasury from 1995 to 2000 and he managed the bank s Canadian fixed income portfolio from 2000 to September 2002. Mr. Feder received a B.A., cum laude, in Economics from Yeshiva University in 1990.

Kennedy Mitchell, 33, is a Discretionary Trader and a Principal of Graham, specializing in global macro markets. Prior to joining the Advisor in January 2005, Mr. Mitchell worked at Meridian Investment Management, Inc. from April 1997 to January 2001 as a trader trading futures, foreign exchange and derivatives and from February 2002 to July 2004 as a trader focusing on fixed-income and foreign exchange. From February 2001 to February 2002, Mr. Mitchell was employed by the Federal Home Loan Bank of San Francisco as Manager of the bank's mortgage finance desk. From July 1994 to April 1997, Mr. Mitchell was employed by Coast Capital Management, Inc. as a trader focusing on futures, foreign exchange and OTC derivatives.

Britton Holland, 30, is a Discretionary Trader and a Principal of the Graham, specializing in the energy commodity markets. Prior to joining the Advisor in March 2004, Mr. Holland worked as Manager, Financial Trading at Duke Energy Corporation. From August 1998 to April 2002, he was employed in various groups at Duke Energy ranging from Risk Management to Term Deal Origination before moving to Financial Trading. Mr. Holland received a B.A. in Economics in 1997 from the University of Texas in Austin, Texas.

Item 6.    Executive Compensation.

The Partnership has no directors or officers. Its affairs are managed by the General Partner. CGM, an affiliate of the General Partner, is the commodity broker for the Partnership and receives brokerage fees for such services, as described under "Item 1. Business". For the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) to December 31, 2004, CGM earned $991,086 and $2,225,521, respectively in brokerage commissions and clearing fees. For the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) to December 31, 2004, CGM earned $100,396 and $233,094, respectively in administrative fees. The directors and officers of the General Partner are employees of Citibank N.A. and do not receive any compensation from the Partnership or the General Partner. No part of any compensation paid by Citibank N.A. to Daniel R. McAuliffe, Jr., Chief Financial Officer of the General Partner or to any other officer of the General Partner is allocated as an expense to the General Partner. The directors and officers of the General Partner may have an indirect interest in the affairs of the Partnership insofar as they are employed by Citibank N.A., an affiliate of CGM, the broker and selling agent of the Partnership.

As compensation for its services, the Partnership pays the Advisor management fees and a quarterly profit share allocation described under "Item 1. Business". For the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) to December 31, 2004, the Partnership paid $401,584 and $932,381, respectively in management fees. For the quarter ended March 31, 2005 and the period from March 15, 2004 (commencement of trading operations) to December 31, 2004, no profit share allocation was made to the Advisor.

Item 7.    Certain Relationships and Related Transactions.

(a)    Transactions with Management and Others.    Not applicable to Directors or Officers of the General Partner, except as described under "Item 6. Executive Compensation".

(b)    Certain Business Relationships.    Not applicable.

(c)    Indebtedness of Management.    Not applicable.

(d)    Transactions with Promoters.

(1)    CGM is the broker-dealer for the Partnership, providing both commodity brokerage and clearing services. CGM is also the selling agent for the Partnership. The Partnership pays CGM a monthly brokerage fee equal to 4.5% per year of the adjusted month-end net assets (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 4.5% and multiplying the result thereof by the ratio that the total number of calendar days in that month bears to the number of days in the year). For purposes of calculating the brokerage fee, adjusted net assets are "net assets" increased by that current month's management fee, profit share allocation accrual, other expenses and any redemptions or distributions as of the end of such month. In addition, the Partnership pays CGM (or reimburses CGM if previously paid) for the floor brokerage, exchange, clearing, give-up, user and NFA fees, which are payable on a per transaction basis. Although it is impossible to predict exactly the amount of these per transaction fees payable by the Partnership, based on the past performance of the Advisor, the aggregate of such fees is estimated at approximately 0.35% of net assets per year. CGM advanced $75,000 for initial offering and organizational expenses. CGM is being reimbursed for these expenses by the Partnership.

(2)    The assets raised by CGM as selling agent for the Partnership are transferred entirely to the Partnership. No portion of the assets is retained by CGM.

Item 8.    Legal Proceedings.

There are no legal proceedings pending, on appeal or concluded to which the Partnership is a party or to which any of its assets is subject. There have been no material legal proceedings pending, on appeal or concluded against the General Partner or any of its directors or executive officers within the past five years.

There have been no material administrative, civil or criminal actions within the past five years to which CGM (formerly known as Salomon Smith Barney) or certain of its affiliates have been a party or to which any of their property has been subject and no such actions are currently pending, except as follows.

REGULATORY MATTERS

Both the Department of Labor and the Internal Revenue Service ("IRS") have advised CGM that they were or are reviewing transactions in which Ameritech Pension Trust purchased from CGM and certain affiliates approximately $20.9 million in participations in a portfolio of motels owned by Motels of America, Inc. and Best Inns, Inc. With respect to the IRS review, CGM and certain affiliated entities have consented to extensions of time for the assessment of excise taxes that may be claimed to be due with respect to the transactions for the years 1987, 1988 and 1989.

In April 2000, CGM and several other broker-dealers entered into a settlement with the IRS and the SEC, concluding an industry-wide investigation into the pricing of Treasury securities in advanced refunding transactions.

IPO REGULATORY INQUIRIES

Since April 2002, CGM and several other broker dealers have received subpoenas and/or requests for information from various governmental and self-regulatory agencies and Congressional committees as part of their research on IPO allocation inquiries. With respect to issues raised by the NASD, the NYSE and the SEC about CGM's and other firms' e-mail retention practices, CGM and several other broker/dealers and the NASD, the NYSE and the SEC entered into a settlement agreement in December 2002. CGM agreed to pay a penalty in the amount of $1.65 million and did not admit any wrongdoing. No individuals from CGM have been charged in the IPO allocation proceedings.

IPO CIVIL LITIGATION

In April 2002, consolidated amended complaints were filed against CGM and other investment banks named in numerous alleged class actions filed in the United States District Court for the Southern

District of New York, alleging violations of certain federal securities laws (including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended) with respect to the allocation of shares for certain initial public offerings and related aftermarket transactions and damage to investors caused by allegedly biased research analyst reports. On February 19, 2003, the Court issued an opinion denying defendants' motion to dismiss.

On October 13, 2004, the court granted in part the motion to certify class actions for six focus cases in the securities litigation. CGM is not a defendant in any of the six focus cases. The underwriter defendants in the focus cases have filed a petition to the United States Court of Appeals for the Second Circuit seeking review of this decision.

Also filed in the Southern District of New York against CGM and other investment banks were several alleged class actions that were consolidated into a single class action alleging violations of certain federal and state antitrust laws in connection with the allocation of shares in initial public offerings when acting as underwriters. On November 3, 2003, the court granted CGM's motion to dismiss the consolidated amended complaint in the antitrust case. An appeal to the Second Circuit of the dismissal granted to CGM in November 2003 with respect to the antitrust case relating to the allocation of shares for certain initial public offerings is pending.

RESEARCH SETTLEMENT

On April 28, 2003, CGM announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District Columbia and Puerto Rico) to resolve on a civil basis all of their outstanding investigations into its research and IPO allocation and distribution practices (the "Research Settlement"). As part of the Research Settlement, CGM has consented to the entry of (1) an injunction under the federal securities laws to be entered in the United States District Court for the Southern District of New York, barring CGM from violating provisions of the federal securities laws and related NASD and NYSE rules relating to research, certain IPO allocation practices, the safeguarding of material nonpublic information, and the maintenance of required books and records and requiring CGM to adopt and enforce new restrictions on the operation of research; (2) an NASD Acceptance Waiver and Consent requiring CGM to cease and desist from violations of corresponding NASD rules and requiring CGM to adopt and enforce the same new restrictions; (3) an NYSE Stipulation and Consent requiring CGM to cease and desist from violations of corresponding NYSE rules and requiring CGM to adopt and enforce the same new restrictions; and (4) an Assurance of Discontinuance with the New York Attorney General containing substantially the same or similar restrictions. The Research Settlement requires CGM to pay $300 million for retrospective relief, plus $25 million for investor education, and commit to spend $75 million to provide independent third-party research to its clients at no charge. CGM reached these final settlement agreements without admitting or denying any wrongdoing or liability. The Research Settlement does not establish wrongdoing or liability for purposes of any other proceeding. The $300 million was accrued during the 2002 fourth quarter.

To effectuate the Research Settlement, the SEC filed a Complaint and Final Judgment in the United States District Court for the Southern District of New York. On October 31, 2003, final judgment was entered against CGM and nine other investment banks. The NASD has accepted the Letter of Acceptance, Waiver and Consent entered into with CGM in connection with the Research Settlement. In May 2003, the NYSE advised CGM that the Hearing Panel's Decision, in which it accepted the Research Settlement, had become final. As required by the Research Settlement, CGM also has entered into separate settlement agreements with numerous states and certain U.S. territories.

Several individual actions have been filed against Citigroup and CGM relating to, among other things, research on Qwest Communications International, Inc. alleging violations of state and federal securities laws.

ENRON REGULATORY SETTLEMENT

On July 28, 2003, Citigroup (CGM's ultimate parent) entered into a final settlement agreement with the SEC to resolve the SEC's outstanding investigations into Citigroup transactions with Enron Corp. and

Dynegy Inc. Pursuant to the settlement, Citigroup has, among other terms, (1) consented to the entry of an administrative cease and desist order, which bars Citigroup from committing or causing violations of provisions of the federal securities laws, and (2) agreed to pay $120 million ($101.25 million allocable to Enron and $18.75 million allocable to Dynegy). Citigroup entered into this settlement without admitting or denying any wrongdoing or liability, and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. On July 28, 2003, Citibank, N.A. entered into an agreement with the Office of the Comptroller of the Currency ("OCC") and Citigroup entered into an agreement with the Federal Reserve Bank of New York ("FED") to resolve their inquiries into certain of Citigroup's transactions with Enron. Pursuant to the agreements, Citibank and Citigroup have agreed to submit plans to the OCC and FED, respectively, regarding the handling of complex structured finance transactions. Also on July 28, 2003, Citigroup entered into a settlement agreement with the Manhattan District Attorney's Office to resolve its investigation into certain of Citigroup's transactions with Enron. Pursuant to that settlement, Citigroup has agreed to pay $25.5 million and to abide by its agreements with the SEC, OCC and FED.

ENRON-RELATED CIVIL ACTIONS

CGM, Citigroup and various other Citigroup-related entities have been named as defendants in over 20 civil lawsuits pending in state and federal courts throughout the United States, alleging claims against Citigroup and CGM based on their dealings with Enron. The majority of these cases have been brought by purchasers and sellers of Enron equity and debt securities and Enron-linked securities. Many of the plaintiffs in these actions are large, institutional investors that had substantial Enron and Enron-linked holdings. The lawsuits collectively allege as against Citigroup and/or its affiliates and subsidiaries, among other things, federal securities fraud, state law claims of negligent misrepresentation, fraud, breach of fiduciary duty, aiding and abetting a breach of fiduciary duty and related claims. In most of these lawsuits, Citigroup is named as a co-defendant along with other investment banks alleged to have had dealings with Enron. The majority of cases pending in the federal courts have been, or are in the process of being, consolidated before a single judge in the United States District Court for the Southern District of Texas. In addition, in five adversary proceedings in the Enron Chapter 11 bankruptcy, Enron and, in one case, its co-debtor affiliates and subsidiaries, and the Official Committee of Unsecured Creditors of Enron Corp., et al., have named Citigroup and/or its affiliates or subsidiaries as defendants.

A Citigroup affiliate, along with other defendants, settled all claims against it in In Re: Newpower Holdings Securities Litigation, a class action brought on behalf of certain investors in NewPower securities. Citigroup reached this settlement agreement without admitting any wrongdoing. On September 13, 2004, the United States District Court for the Southern District of New York preliminarily approved the settlement.

On June 13, 2005, Citigroup announced a settlement of the Enron class action litigation (Newby, et al. v. Enron Corp., et al.) currently pending in the United States District Court for the Southern District of Texas, Houston Division. This settlement resolves all claims against Citigroup brought on behalf of the class of purchasers of publicly traded equity and debt securities issued by Enron and Enron-related entities between September 9, 1997 and December 2, 2001. The settlement, which involves a pre-tax payment of $2.0 billion to the settlement class, is fully covered by Citigroup's existing litigation reserves. It is subject to approval by the Board of Regents of the University of California (the lead plaintiff), the Citigroup Board and the District Court in Texas.

DYNEGY INC.

On June 6, 2003, the complaint in a pre-existing putative class action pending in the United States District Court for the Southern District of Texas (In Re: Dynegy Inc. Securities Litigation) brought by purchasers of publicly traded debt and equity securities of Dynegy Inc. was amended to add Citigroup, Citibank and CGM as defendants. The plaintiffs allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, against the Citigroup defendants. The Citigroup defendants filed a motion to dismiss in March 2004, which motion was granted by the District Court in October 2004. The court denied lead plaintiff's request for leave to appeal.

The court had also previously denied lead plaintiff's motion for leave to amend. No appeal was yet timely while the remainder of the case remained pending. On April 15, 2005, as part of a global settlement involving all defendants, Citigroup entered into a memorandum of understanding to settle this case. The amount to be paid in settlement is covered by existing litigation reserves.

WORLDCOM-RELATED LITIGATION

Citigroup, CGM and certain executive officers and current and former employees have been named as defendants -- along with twenty-two other investment banks, certain current and former WorldCom officers and directors, and WorldCom's former auditors -- in a consolidated class action brought on behalf of individuals and entities who purchased or acquired publicly traded securities of WorldCom between April 29, 1999 and June 25, 2002 in In Re: Worldcom, Inc. Securities Litigation. The class action complaint asserts claims against CGM under (i) Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, in connection with certain bond offerings in which it served as underwriter, and (ii) Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under Section 10(b), alleging that it participated in the preparation and/or issuance of misleading WorldCom registration statements and disseminated misleading research reports concerning WorldCom stock. In 2003, the district court denied CGM's motion to dismiss the consolidated class action complaint and granted the plaintiffs' motion for class certification.

Pursuant to an order entered May 28, 2003, the District Court consolidated approximately seventy-eight individual actions with the class action for pretrial proceedings. The claims asserted in these individual actions are substantially similar to the claims alleged in the class action and assert state and federal securities law claims based on CGM's research reports concerning WorldCom and/or CGM's role as an underwriter in WorldCom offerings. Plaintiffs in certain of these actions filed motions to remand their cases to state court. The District Court denied these motions and its rulings were upheld on appeal.

Numerous other actions asserting claims against CGM in connection with its research reports about WorldCom and/or its role as an investment banker for WorldCom are pending in other federal and state courts around the country. These actions have been remanded to various state courts, are pending in other federal courts, or have been conditionally transferred to the United States District Court for the Southern District of New York to be consolidated with the class action. In addition to the court suits, actions asserting claims against Citigroup and certain of its affiliates relating to its WorldCom research reports are pending in numerous arbitrations around the country. These actions assert claims that are substantially similar to the claims asserted in the class action.

On May 10, 2004, Citigroup announced that it had agreed to pay $2.58 billion to settle the WorldCom class action suits. The United States District Court for the Southern District of New York granted approval to the proposed settlement on November 10, 2004.

On September 17, 2004, Weinstein, et al. v. Ebbers, et al., an alleged class action against CGM and others brought on behalf of holders of WorldCom securities asserting claims based on, among other things, CGM's research reports concerning WorldCom, was dismissed with prejudice in its entirety by the United States District Court for the Southern District of New York. The plaintiffs noticed an appeal of the dismissal to the United States Court of Appeals for the Second Circuit on October 15, 2004. The parties have reached an agreement in principle on the terms of a settlement of this action.

Citigroup and CGM, along with a number of other defendants, have settled Retirement Systems of Alabama, et al. v. J.P. Morgan Chase & Co., et al., a WorldCom individual action that had been remanded to the Circuit Court of Montgomery County, Alabama. The settlement became final on September 30, 2004.

On June 28, 2004, the United States District Court for the Southern District of New York dismissed all claims under the Securities Act of 1933, as amended, and certain claims under the Securities Exchange Act of 1934 in In Re: Targets Securities Litigation, an alleged class action against Citigroup and Citigroup Global Markets and certain former employees, leaving only claims under the 1934 Act for purchases of Targeted Growth Enhanced Terms Securities With Respect to the Common Stock of MCI WorldCom, Inc. ("TARGETS") after July 30, 1999. On October 20, 2004, the parties signed a

Memorandum of Understanding setting forth the terms of a settlement of all remaining claims in this action. The settlement was preliminarily approved by the Court on January 11, 2005.

A fairness hearing was held on November 5, 2004 in connection with the proposed class settlement between plaintiffs and the Citigroup-related defendants in In Re: Worldcom, Inc. Securities Litigation.

GLOBAL CROSSING

On or about January 28, 2003, lead plaintiff in a consolidated alleged class action in the United States District Court for the Southern District of New York (In Re: Global Crossing, Ltd. Securities Litigation) filed a consolidated complaint on behalf of purchasers of the securities of Global Crossing and Asia Global Crossing, which names as defendants, among others, Citigroup, CGM, CGMH and certain executive officers and current and former employees. The purported class action complaint asserts claims under the federal securities laws alleging that the defendants issued research reports without a reasonable basis in fact and failed to disclose conflicts of interest with Global Crossing in connection with published investment research. On March 22, 2004, the lead plaintiff amended its consolidated complaint to add claims on behalf of purchasers of the securities of Asia Global Crossing. The added claims assert causes of action under the federal securities laws and common law in connection with CGM's research reports about Global Crossing and Asia Global Crossing and for CGM's roles as an investment banker for Global Crossing and as an underwriter in the Global Crossing and Asia Global Crossing offerings. The Citigroup related defendants moved to dismiss all of the claims against them on July 2, 2004. In March 2005, the plaintiffs and the Citigroup-related defendants reached a settlement of all claims against the Citigroup-related defendants, including both research and underwriting claims, and including claims concerning losses in both Global Crossing and Asia Global Crossing, for a total of $75 million. The Court granted preliminary approval of the settlement on March 8, 2005.

In addition, on or about January 27, 2004, the Global Crossing Estate Representative filed in the United States Bankruptcy Court for the Southern District of New York (i) an adversary proceeding asserting claims against, among others, Citigroup, CGM and certain executive officers and current and former employees, asserting claims under federal bankruptcy law and common law in connection with CGM's research reports about Global Crossing and for its role as an underwriter in Global Crossing offerings, and (ii) an adversary proceeding against Citigroup and several other financial institutions seeking to rescind the payment of a $1 billion loan made to a subsidiary of Global Crossing. The Citigroup related defendants moved to dismiss the former action on June 26, 2004, and the latter on May 28, 2004. The plaintiffs and the Citigroup related defendants have since entered into a definitive settlement agreement in the In Re: Global Crossing, Ltd. Securities Litigation; the settlement was preliminarily approved by the Court on March 8, 2005. The amount to be paid in settlement is covered by existing litigation reserves.

In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its Global Crossing research reports are pending in numerous arbitrations around the country. These arbitration proceedings assert claims that are substantially similar to the claims asserted in the alleged class action.

ADELPHIA COMMUNICATIONS CORPORATION

On July 6, 2003, an adversary proceeding was filed by the Official Committee of Unsecured Creditors on behalf of Adelphia Communications Corporation against certain lenders and investment banks, including CGM, Citibank, N.A., Citicorp USA, Inc., and Citigroup Financial Products, Inc. (together, the Citigroup Parties). The complaint alleges that the Citigroup Parties and numerous other defendants committed acts in violation of the Bank Holding Company Act and the common law. The complaint seeks equitable relief and an unspecified amount of compensatory and punitive damages. In November 2003, a similar adversary proceeding was filed by the Equity Holders Committee of Adelphia. In June 2004, motions to dismiss were filed with respect to the complaints of the Official Committee of Unsecured Creditors and the Equity Holders Committee. The motions are currently pending.

In addition, CGM is among the underwriters named in numerous civil actions brought to date by investors in Adelphia debt securities in connection with Adelphia securities offerings between September

1997 and October 2001. Three of the complaints also assert claims against Citigroup Inc. and Citibank, N.A. All of the complaints allege violations of federal securities laws, and certain of the complaints also allege violations of state securities laws and the common law. The complaint seeks unspecified damages. In December 2003, a second amended complaint was filed and consolidated before the same judge of the United States District Court for the Southern District of New York. In February 2004, motions to dismiss the class and individual actions pending in the United States District Court for the Southern District were filed. The motions are currently pending.

MUTUAL FUNDS

Citigroup and certain of its affiliates have been named in several class action litigations pending in various federal district courts arising out of alleged violations of the federal securities laws, the Investment Company Act and common law (including breach of fiduciary duty and unjust enrichment). The claims concern practices in connection with the sale of mutual funds, including allegations involving market timing, revenue sharing, incentive payments for the sale of proprietary funds, undisclosed breakpoint discounts for the sale of certain classes of funds, inappropriate share class recommendations and inappropriate fund investments. The litigations involving market timing have been consolidated under the MDL rules in the United States District Court for the District of Maryland, and the litigations involving revenue sharing, incentive payment and other issues have been consolidated in the United States District Court for the Southern District of New York. The plaintiffs in these litigations generally seek unspecified compensatory damages, rescissionary damages, injunctive relief, costs and fees. In the principal market timing cases that name Citigroup, a lead plaintiff has been appointed but that plaintiff has not yet filed an amended complaint. In the cases concerning revenue sharing, incentive payment and other issues, the lead plaintiff filed a consolidated and amended complaint on December 15, 2004.

Several issues in the mutual fund industry have come under scrutiny of federal and state regulators. Citigroup has received subpoenas and other requests for information from various government regulators regarding market timing, financing, fees, sales practices and other mutual fund issues in connection with various investigations. Citigroup is cooperating with all such reviews. Additionally, CGM has entered into a settlement agreement with the SEC with respect to revenue sharing and sales of classes of funds.

On May 31, 2005, Citigroup announced that Smith Barney Fund Management LLC and CGM completed a settlement with the SEC resolving an investigation by the SEC into matters relating to arrangements between certain Smith Barney mutual funds, an affiliated transfer agent and an unaffiliated sub-transfer agent. Under the terms of the settlement, Citigroup agreed to pay fines totaling $208.1 million. The settlement, in which Citigroup neither admitted nor denied any wrongdoing or liability, includes allegations of willful misconduct by Smith Barney Fund Management LLC and CGM in failing to disclose aspects of the transfer agent arrangements to certain mutual fund investors.

RESEARCH ANALYST LITIGATION

Since May 2002, CGM and certain executive officers and current and former employees have been named as defendants in numerous alleged class action complaints, individual actions, and arbitration demands by purchasers of various securities alleging that they violated federal securities law, including Sections 10 and 20 of the Securities Exchange Act of 1934, as amended, and certain state laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including Global Crossing, Ltd., AT&T Corp., Level 3 Communications, Inc., Metromedia Fiber Network, Inc., XO Communications, Inc., Williams Communications Group Inc., and Focal Communications, Inc. The alleged class actions relating to research of these companies are pending before a single judge in the United States District Court for the Southern District of New York for coordinated proceedings. The Court has consolidated these actions into separate proceedings corresponding to the companies named above. On December 2, 2004, the Court granted in part and denied in part the Citigroup related defendants' motions to dismiss the claims against it in the AT&T, Level 3, XO and Williams actions. On January 6, 2005, the Court granted in part and denied in part Citigroup's motion to dismiss the claims against it in the Metromedia action.

In addition to the alleged research class actions, several individual actions have been filed against Citigroup and CGM relating to, among other things, research on Qwest Communications International, Inc. These actions allege violations of state and federal securities laws in connection with CGM's publication of research about Qwest and its underwriting of Qwest securities.

Two alleged class actions against CGM asserting common law claims in connection with published investment research on behalf of CGM customers have been dismissed by United States District Courts, one of which was affirmed by the United States Court of Appeals for the Ninth Circuit, and one of which is pending on appeal to the United States Courts of Appeals for the Third Circuit. Two more putative class actions raising similar claims are pending against CGM, one in the United States District Court for the Southern District of New York (Norman v. Salomon Smith Barney, et al.) and the other in Illinois state court (Disher v. Citigroup Global Markets Inc.). On June 9, 2004, the District Court denied CGM's motion to dismiss Norman v. Salomon Smith Barney, et al., a case which asserts violations of the Investment Advisers Act of 1940 and various common law claims in connection with certain investors who maintained guided portfolio management accounts at Smith Barney.

SUPERVISORY INVESTIGATION

In May 2003, the SEC, NYSE and NASD issued a subpoena and letters to CGM requesting documents and information with respect to their continuing investigation of individuals in connection with the supervision of the research and investment banking departments of CGM. Other parties to the Research Settlement have received similar subpoenas and letters.

WEST VIRGINIA ATTORNEY GENERAL SUIT

On June 23, 2003, the West Virginia Attorney General filed an action against CGM and nine other firms that were parties to the Research Settlement. The West Virginia Attorney General alleges that the firms violated the West Virginia Consumer Credit and Protection Act in connection with their research activities and seeks monetary penalties.

CITIGROUP SHAREHOLDER LITIGATION

In July 2002, Citigroup, CGM and certain officers were named as defendants in an alleged class action filed in the United States District Court for the Southern District of New York, brought on behalf of purchasers of Citigroup common stock between July 24, 1999 and July 23, 2002. The complaint seeks unspecified compensatory and punitive damages for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and for common law fraud. Fourteen virtually identical complaints have been filed and consolidated. The complaints allege that Citigroup misstated the extent of its Enron-related exposure, and that Citigroup's stock price fell once the true extent of Citigroup's Enron involvements became known. Plaintiffs filed an amended complaint on March 10, 2003, which incorporated the allegations in the 15 separate actions and added new material as well. The amended complaint focuses on certain transactions between Citigroup and Enron and alleged analyst conflicts of interest. The class period for the consolidated amended complaint is July 24, 1999 to December 11, 2002. On June 2, 2003, Citigroup filed a motion to dismiss the consolidated amended complaint. Plaintiffs' response was filed on July 30, and Citigroup's reply was filed on October 3, 2003. On August 10, 2004, Judge Swain granted Citigroup's motion to dismiss the consolidated amended complaint. The plaintiffs filed a notice of appeal in October 2004.

NASD SETTLEMENT

In November 2004, CGM entered into a final agreement with the NASD to resolve the NASD's investigation into certain of its selling practices. Without admitting or denying any allegations or findings, CGM accepted certain factual findings by the NASD that it (i) sold units in two managed futures funds to 45 customers for whom the investment was not suitable, (ii) failed to maintain records disclosing the basis upon which its investor suitability determinations were made and (iii) failed to adequately disclose the risks of investing in managed futures products on its website. CGM consented to a censure and a fine of $275,000 and offered to redeem the investment of the customers for whom investment in the two managed futures funds was found not suitable.

In the course of its business, CGM, as a major futures commission merchant and broker-dealer is a party to various claims and routine regulatory investigations and proceedings that the General Partner believes do not have a material effect on the business of CGM.

Item 9.    Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

(a)    Market information.    The Partnership has issued no stock. There is no public market for the Redeemable Units.

(b)    Holders.    The number of holders of Redeemable Units and Units of General Partner Interest as of March 31, 2005 was 782.

(c)    Distributions.    The Partnership did not declare any distributions during the quarter ended March 31, 2005 or during 2004.

(d)    Securities authorized for issuance under equity compensation plans.    Not applicable.

Item 10.    Recent Sales of Unregistered Securities.

(a)    Securities sold.    From January 12, 2004 (commencement of offering period) through March 31, 2005, the Partnership sold limited partnership Redeemable Units which resulted in aggregate proceeds to the Partnership of $102,144,000. (This figure includes $1,000 contributed by David J. Vogel, as the initial limited partner, in order to form the Partnership.)

(b)    Underwriters and other purchasers.    Redeemable Units of Limited Partnership Interest were sold to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D as well as to those persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. The offering is limited to a limited number of non-accredited investors.

(c)    Consideration.    The aggregate proceeds of securities sold during the period from January 12, 2004 (commencement of offering period) through March 31, 2005 was $102,825,000, of which $681,000 was from units of general partnership interest sold to the General Partner per Redeemable Unit. (The $102,825,000 figure includes $1,000 contributed by each of the General Partner and David J. Vogel, as the initial limited partner, in order to form the Partnership.)

Redeemable Units have been sold monthly at Net Asset Value per Redeemable Unit. No underwriting discounts or commissions are paid in connection with the Redeemable Units.

(d)    Exemption from registration claimed.    Exemption is claimed from registration under Securities Act Section 4(2) and Section 506(a) of Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D and a limited number of non-accredited investors, as discussed in paragraph (a) above. As of March 31, 2005, one non-accredited investor had purchased Redeemable Units in the Partnership.

The minimum subscription for Redeemable Units is $25,000. The General Partner may in its sole discretion accept subscriptions of less than $25,000. The minimum additional subscription for investors who are currently limited partners is $10,000.

In accordance with Part 4 of the CFTC regulations, before making any investment in the Partnership, each investor is provided with a Disclosure Document, as supplemented, that contains information concerning the Partnership as prescribed in CFTC regulations.

(e)    Terms of conversion or exercise.    Not applicable.

(f)    Use of proceeds.    Not applicable.

Item 11.    Description of Registrant's Securities to be Registered.

The Partnership is registering Redeemable Units which are privately offered. Profits and losses of the Partnership are allocated among the partners on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their Redeemable Units). Distributions of profits will be made at the sole discretion of the General Partner.

The Redeemable Units may not be transferred without the written consent of the General Partner except in the cases of the death of an individual limited partner or the termination of an entity that is a limited partner as provided in the Limited Partnership Agreement. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not violate federal or state securities laws and will not jeopardize the Partnership's status as a partnership for federal income tax purposes. No substitution may be made unless the transferor delivers an instrument of substitution, the transferee adopts the terms of, and executes, the Limited Partnership Agreement, and the General Partner consents to such substitution (which consent may be withheld at its sole and absolute discretion). A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which his transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the books and records of the Partnership. Under the New York Revised Limited Partnership Act, an assigning limited partner remains liable to the Partnership for any amounts for which he may be liable under such law regardless of whether any assignee to whom he has assigned Redeemable Units becomes a substituted limited partner.

A limited partner may require the Partnership to redeem some or all of his Redeemable Units at Net Asset Value per Redeemable Unit as of the last day of any month (the "Redemption Date"), provided that the limited partner has held such Redeemable Units for three full months. The right to redeem is contingent upon the Partnership's having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by the General Partner of a written or oral request for redemption at least 10 business days prior to the Redemption Date. The General Partner may, in its sole discretion, permit a limited partner to revoke its redemption request if the General Partner receives notice of the revocation prior to the Redemption Date. Because Net Asset Value fluctuates daily, limited partners will not know the Net Asset Value applicable to their redemption at the time a notice of redemption is submitted. Payment for a redeemed interest will be made within 10 business days following the Redemption Date by crediting a limited partner's CGM securities account with the proceeds of the redemption. The General Partner has not experienced a situation in which the Partnership did not have sufficient cash to honor redemption requests. If this were to occur, the General Partner intends to honor redemption requests on a pro rata basis unless the General Partner determines that a different methodology would be in the best interests of the Partnership. There is no fee charged to limited partners in connection with redemptions. The General Partner reserves the right in its sole discretion to permit redemptions more frequently than monthly and to waive the 10-day notice period. The General Partner may also, at its sole discretion and upon 10 days' notice to a limited partner, require that any limited partner redeem some or all of its Redeemable Units if such redemption is in the best interests of the Partnership. For example, as discussed above under "Item 1. Business -ERISA Considerations," the Partnership intends to qualify under the "significant participation" exception in the ERISA Regulation and, therefore, may require a benefit plan investor to redeem its Redeemable Units upon notice from the General Partner. The General Partner may temporarily suspend redemptions if necessary in order to liquidate commodity positions in an orderly manner and may permit less frequent redemptions if it has received an opinion from counsel that such action is advisable to prevent the Partnership from being considered a publicly traded partnership by the Internal Revenue Service.

Summary of the Limited Partnership Agreement

The following is an explanation of all of the material terms and provisions of the Limited Partnership Agreement, a copy of which is attached as Exhibit 3.2 hereto and is incorporated herein by this reference. Each prospective investor should read the Limited Partnership Agreement thoroughly before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Limited Partnership Agreement itself.

Liability of Limited Partners

The Partnership was formed under the laws of the State of New York on December 18, 2003. The General Partner has been advised by its counsel, Willkie Farr & Gallagher LLP, that except as required by the New York Revised Limited Partnership Act (the "New York Act") and as set forth in Paragraph 7(f) of the Limited Partnership Agreement, Redeemable Units purchased and paid for pursuant to this offering will be fully paid and non-assessable, and a limited partner will not be liable for amounts in excess of his contributions to the Partnership and his share of Partnership assets and undistributed profits. The New York Act provides that a limited partner who knowingly receives a prohibited distribution is liable to the limited partnership for the amount of the distribution for a period of three years from the date of distribution. A limited partner who participates in the control of the Partnership's business may become liable as a general partner to persons who transact business with the Partnership reasonably believing, based upon the limited partner's conduct, that the limited partner is a general partner. The General Partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership are insufficient to discharge such obligations.

Special Limited Partner

The Advisor is a Special Limited Partner of the Partnership. In partial consideration for its advisory services to the Partnership, it receives a profit share allocation, in the form of units, equal to 20% of the Partnership's new trading profits, if any, earned during a calendar quarter.

Management of Partnership Affairs

The limited partners will not participate in the management or control of the Partnership. Under the Limited Partnership Agreement, responsibility for managing the Partnership is vested solely in the General Partner. The General Partner may select one or more trading advisors to direct all trading for the Partnership. Other responsibilities of the General Partner include, but are not limited to, the following: reviewing and monitoring the trading of the trading advisor(s); administering redemptions of Redeemable Units; preparing monthly and annual reports to the limited partners; preparing and filing necessary reports with regulatory authorities; calculating the Net Asset Value; executing various documents on behalf of the Partnership and the limited partners pursuant to powers of attorney; and supervising the liquidation of the Partnership if an event causing dissolution of the Partnership occurs.

Sharing of Profits and Losses; Partnership Accounting

Each partner will have a capital account, and its initial balance will be the amount he paid for his Redeemable Units or, in the case of a contribution by the general partner, its capital contribution (which shall be treated as units of general partnership interest). Any increase or decrease in the Net Assets of the Partnership will be allocated among the partners on a monthly basis and will be added to or subtracted from the accounts of the partners in the ratio that each account bears to all accounts.

Additional Partners

The General Partner has the sole discretion to determine whether to offer for sale additional Redeemable Units and to admit additional limited partners. There is no limitation on the number of Redeemable Units which may be outstanding at any time. All Redeemable Units offered by the Partnership will be sold at the Partnership's then current Net Asset Value per Redeemable Unit. The General Partner may make arrangements for the sale of additional Redeemable Units in the future.

Dissolution of the Partnership

The affairs of the Partnership will be wound up and the Partnership liquidated as soon as practicable upon the first to occur of the following: (i) December 31, 2023; (ii) receipt by the General Partner of an election to dissolve the Partnership by limited partners owning more than 50% of the Redeemable Units then outstanding; (iii) assignment by the General Partner of all of its interest in the Partnership, withdrawal, removal, bankruptcy or any other event that causes the General Partner to cease to be a general partner under the New York Revised Uniform Limited Partnership Act, unless the Partnership is continued as described in the Limited Partnership Agreement; (iv) a decline in Net Asset Value to less than $400 per Redeemable Unit as of the end of any trading day; or (v) the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued. In addition, the General Partner may, in its sole discretion, cause the Partnership to dissolve if the Partnership's aggregate Net Assets decline to less than $1,000,000.

Removal or Admission of General Partner

The General Partner may be removed and successor general partners may be admitted upon the vote of a majority of the outstanding Redeemable Units.

Amendments; Meetings

The Limited Partnership Agreement may be amended if approved in writing by the General Partner and limited partners owning more than 50% of the outstanding Redeemable Units. In addition, the General Partner may amend the Limited Partnership Agreement without the consent of the limited partners in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between the Limited Partnership Agreement and the offering memorandum); to delete or add any provision of or to the Limited Partnership Agreement required to be deleted or added by the staff of any federal or state agency; or to make any amendment to the Limited Partnership Agreement which the General Partner deems advisable (including but not limited to amendments necessary to effect the allocations proposed therein) provided that such amendment is not adverse to the limited partners, or is required by law.

Any limited partner, upon written request addressed to the General Partner, may obtain from the General Partner a list of the names and addresses of record of all limited partners and the number of Redeemable Units held by each for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Upon receipt of a written request, signed by limited partners owning at least 10% of the outstanding Redeemable Units, that a meeting of the Partnership be called to consider any matter upon which limited partners may vote pursuant to the Limited Partnership Agreement, the General Partner, by written notice to each limited partner of record mailed within 15 days after such receipt, must call a meeting of the Partnership. Such meeting must be held at least 30 but not more than 60 days after the mailing of such notice and the notice must specify the date, a reasonable time and place, and the purpose of such meeting.

At any such meeting, upon the approval by an affirmative vote of limited partners owning more than 50% of the Redeemable Units, the following actions may be taken: (i) the Limited Partnership Agreement may, with certain exceptions, be amended; (ii) the Partnership may be dissolved; (iii) the General Partner may be removed and a new general partner may be admitted; (iv) a new general partner or general partners may be admitted if the General Partner elects to withdraw from the Partnership; (v) any contracts with the General Partner or any of its affiliates or any trading advisor may be terminated without penalty on 60 days' notice; and (vi) the sale of all assets of the Partnership may be approved. However, no such action may be taken unless the General Partner has been furnished with an opinion of counsel that the action to be taken will not adversely affect the status of the limited partners as limited partners under the New York Revised Limited Partnership Act and that the action is permitted under such law.

Reports to Limited Partners

The Partnership's books and records are maintained at its principal office and the limited partners have the right at all times during reasonable business hours to have access to and copy the Partnership's books and records for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Within 30 days of the end of each month, the general partner will provide the limited partners with a financial report containing information relating to the Net Assets and Net Asset Value of a Redeemable Unit as of the end of such month, as well as other information relating to the operations of the Partnership which is required to be reported to the limited partners by CFTC regulations. In addition, if any of the following events occur, notice thereof will be mailed to each limited partner within seven business days of such occurrence: a decrease in the Net Asset Value of a Redeemable Unit to

$400 or less as of the end of any trading day; any change in trading advisors; any change in commodity brokers; any change in the general partner; any material change in the Partnership's trading policies or any material change in an advisor's trading strategies. In addition, a certified annual report of financial condition will be distributed to the limited partners not more than 90 days after the close of the Partnership's fiscal year. Not more than 75 days after the close of the fiscal year and if required by the then applicable tax law, tax information necessary for the preparation of the limited partners' annual federal income tax returns will be distributed to the limited partners.

Income Tax Aspects

The trading activities of the Partnership, in general, generate capital gain and loss and ordinary income. The Partnership pays no federal income tax; rather, limited partners are allocated their proportionate share of the taxable income or losses realized by the Partnership during the period of the Partnership's taxable year that Redeemable Units were owned by them. Unrealized gains on "Section 1256 contracts" (as defined in the Code) held by the Partnership at the end of its taxable year must be included in income under the "mark-to-market" rule and will be allocated to partners in proportion to their respective capital accounts.

Item 12.    Indemnification of Directors and Officers.

Section 17 of the Limited Partnership Agreement (attached as Exhibit 3.2 hereto) provides for indemnification of the General Partner, its officers, directors, more than 10% stockholders, and persons who directly or indirectly control, are controlled by or under common control with the General Partner. The Registrant is not permitted to indemnify the General Partner or its affiliates for liabilities resulting from a violation of the Securities Act of 1933 or any State securities law in connection with the offer or sale of the Redeemable Units.

Section 6 of the Management Agreement (attached as Exhibit 10.1 hereto) provides for indemnification by the General Partner and the Partnership of the Advisor for any loss, liability, damage, cost, expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by it in connection with such action, suit, or proceeding if the Advisor acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Partnership and provided that its conduct did not constitute negligence, intentional misconduct, or a breach of its fiduciary obligations to the Partnership as a commodity trading advisor, unless and only to the extent that the court or administrative forum in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Advisor is fairly and reasonably entitled to indemnity for such expenses which such court or administrative forum shall deem proper; and further provided that no indemnification shall be available from the Partnership if such indemnification is prohibited by Section 16 of the Limited Partnership Agreement.

Furthermore, under certain circumstances, the Advisor will indemnify, defend and hold harmless the General Partner, the Partnership and their affiliates against any loss, liability, damage, cost or expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by them (A) as a result of the material breach of any material representations and warranties made by the Advisor in the Management Agreement, or (B) as a result of any act or omission of the Advisor relating to the Partnership if there has been a final judicial or regulatory determination or, in the event of a settlement of any action or proceeding with the prior written consent of the Advisor, a written opinion of an arbitrator, to the effect that such acts or omissions violated the terms of the Management Agreement in any material respect or involved negligence, bad faith, recklessness or intentional misconduct on the part of the Advisor (except as otherwise provided in Section 1(g) of the Management Agreement).

Item 13.    Financial Statements and Supplementary Data.

(a)    Financial Statements.    The annual reports of the Partnership and the General Partner for 2004 are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. The Partnership's unaudited financial statements through March 31, 2005 and the unaudited Statement of Financial Condition of the General Partner at March 31, 2005 are set forth below.

Citigroup Fairfield Futures Fund L.P. II
Statement of Financial Condition
March 31, 2005
(unaudited)

2005
Assets:
Equity in commodity futures trading account:
Cash (restricted $7,014,906) (Note 3c)	$82,581,670
Unrealized appreciation on open forward contracts	1,193,759
83,775,429
Interest receivable (Note 3c)	51,221
$83,826,650

Liabilities and Partners' Capital:
Liabilities:
Net unrealized depreciation on open futures positions	546,252
Unrealized depreciation on open forward contracts	1,955,721
Accrued expenses:
Commissions (Note 3c)	310,805
Management fees (Note 3b)	137,314
Administrative fees (Note 3a)	34,329
Other	172,347
Due to CGM for offering costs (Note 6)	40,133
Redemptions payable (Note 5)	829,334
4,026,235
Partners' Capital (Notes 1 and 5):
General Partner, 724.0407 Unit equivalents outstanding in 2005	595,683
Special Limited Partner, 100.0000 Redeemable Units of Limited Partnership Interest outstanding in 2005	82,272
Limited Partners, 96,171.4776 Redeemable Units of Limited Partnership Interest outstanding in 2005	79,122,460
79,800,415
$83,826,650

See accompanying notes to financial statements.

Citigroup Fairfield Futures Fund L.P. II
Condensed Schedule of Investments
March 31, 2005

Sector	Contract	Fair Value
Currencies
	Unrealized depreciation on forward contracts (2.20)%	$(1,753,770)
	Unrealized appreciation on forward contracts 0.55%	438,621
Total Currencies (1.65)%		(1,315,149)
Energy 0.08%	Futures contracts purchased 0.08%	62,723
Grains (0.02)%	Futures contracts purchased (0.02)%	(14,172)
Interest Rates Non-U.S.
	Futures contracts sold (0.10)%	(82,416)
	Futures contracts purchased 0.03%	24,460
Total Interest Rates Non-U.S. (0.07)%		(57,956)
Interest Rates U.S.
	Futures contracts sold 0.12%	92,815
	Futures contracts purchased 0.02%	17,761
Total Interest Rates U.S. 0.14%		110,576
Metals
	Futures contracts purchased (0.01)%	(3,600)
	Unrealized depreciation on forward contracts (0.25)%	(201,951)
	Unrealized appreciation on forward contracts 0.95%	755,138
	Total forward contracts 0.70%	553,187
Total Metals 0.69%		549,587
Softs
	Futures contracts sold (0.00)%*	(1,008)
	Futures contracts purchased 0.10%	81,452
Total Softs 0.10%		80,444
Indices
	Futures contracts sold 0.06%	(50,946)
	Futures contracts purchased 0.85%	(673,321)
Total Indices (0.91)%		(724,267)
Total Fair Value (1.64)%		$(1,308,214)

Country Composition	Investments at Fair Value	% of Investments at Fair Value
Australia	$52	0.00%*
France	69,168	5.29
Germany	(262,099)	(20.03)
Hong Kong	(34,510)	(2.64)
Japan	(342,831)	(26.21)
Spain	6,961	0.53
United Kingdom	485,258	37.09
United States	(1,230,213)	(94.03)%
	$(1,308,214)	(100.00)%

Percentages are based on Partners' capital unless otherwise indicated

*    Due to rounding

See accompanying notes to financial statements.

Citigroup Fairfield Futures Fund L.P. II
Statement of Income and Expenses
for the three months ended March 31, 2005
(unaudited)

2005
Income:
Net gains (losses) on trading of commodity interests:
Realized losses on closed positions and foreign currencies	$(3,172,846)
Change in unrealized losses on open positions	(3,883.308)
(7,056,154)
Interest income (Note 3c)	377,785
(6,678,369)
Expenses:
Brokerage commissions including clearing fees of $13,997 (Note 3c)	991,086
Management fees (Note 3b)	401,584
Administrative fees (Note 3a)	100,396
Other expenses	36,255
1,529,321
Net loss	$(8,207,690)
Additions—Limited Partners	9,040,000
Redemptions—Limited Partners	(2,740,947)
Net decrease in Partners' capital	(1,908,637)
Partners' capital, beginning of period	81,709,052
Partners' capital, end of period	$79,800,415
Net loss per Redeemable Unit of Limited Partnership Interest and General Partner Unit equivalent (Notes 1 and 5)	$(84.92)

See accompanying notes to financial statements.

Citigroup Fairfield Futures Fund L.P. II
Statement of Cash Flows
for the three months ended
March 31, 2005
(unaudited)

2005
Cash flows from operating activities:
Net loss	$(8,207,690)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash	3,575,925
(Increase) decrease in net unrealized appreciation on open futures positions	1,408,251
(Increase) decrease in unrealized appreciation on open forward contracts	2,467,066
(Increase) decrease in interest receivable	(37,242)

Increase (decrease) in net unrealized depreciation on open futures positions	546,252
Increase (decrease) in unrealized depreciation on open forward contracts	(538,261)
Accrued expenses:
Increase (decrease) in commissions	(9,268)
Increase (decrease) in management fees	(4,167)
Increase (decrease) in administrative fees	(1,041)
Increase (decrease) in other	35,802
Increase (decrease) in due to CGM	(8,440)
Increase (decrease) in redemptions payable	(758,478)
Net cash provided by (used in) operating activities	(1,531,291)
Cash flows from financing activities:
Proceeds from additions – Limited Partners	9,040,000
Payments for redemptions – Limited Partners	(2,740,947)
Net cash provided by (used in) financing activities	6,299,053
Net change in cash	4,767,762
Unrestricted cash, at beginning of period	70,799,002
Unrestricted cash, at end of period	$75,566,764

See accompanying notes to financial statements.

Citigroup Fairfield Futures Fund L.P. II

Notes to Financial Statements

1.    Partnership Organization:

Citigroup Fairfield Futures Fund L.P. II (the "Partnership") is a limited partnership which was organized on December 18, 2003 under the partnership laws of the State of New York to engage in the speculative trading of a diversified portfolio of commodity interests including futures contracts, options and forward contracts. The commodity interests that are traded by the Partnership are volatile and involve a high degree of market risk.

Between January 12, 2004 (commencement of the offering period) and March 12, 2004, 28,601 redeemable units of Limited Partnership Interest ("Redeemable Units") and 285 Units of General Partnership Interest were sold at $1,000 per Redeemable Unit. The proceeds of the initial offering were held in an escrow account until March 15, 2004 at which time they were remitted to the Partnership for trading. The Partnership was authorized to sell 200,000 Redeemable Units of Limited Partnership Interest during its initial offering period. The Partnership privately and continuously offers Redeemable Units.

Citigroup Managed Futures LLC, formerly Smith Barney Futures Management LLC, acts as the general partner (the "General Partner") of the Partnership. The Partnership's commodity broker is Citigroup Global Markets Inc. ("CGM"), formerly Salomon Smith Barney Inc. CGM is an affiliate of the General Partner. The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. ("CGMHI"), formerly Salomon Smith Barney Holdings Inc., which is the sole owner of CGM. CGMHI is a wholly owned subsidiary of Citigroup Inc.

The General Partner and each limited partner share in the profits and losses of the Partnership in proportion to the amount of partnership interest owned by each except that no limited partner shall be liable for obligations of the Partnership in excess of their initial capital contribution and profits, if any, net of distributions.

The Partnership will be liquidated upon the first to occur of the following: December 31, 2023; the net asset value of a Redeemable Unit decreases to less than $400 per Redeemable Unit as of a close of any business day; a decline in net assets after trading commences to less than $1,000,000; or under certain other circumstances as defined in the Limited Partnership Agreement.

2.    Accounting Policies:

a.	All commodity interests (including derivative financial instruments and derivative commodity instruments) are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statements of financial condition at fair value on the last business day of the year, which represents market value for those commodity interests for which market quotations are readily available. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains (losses) and changes in unrealized gains (losses) on open positions are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

b.	Income taxes have not been provided as each partner is individually liable for the taxes, if any, on their share of the Partnership's income and expenses.

c.	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.    Agreements:

a.	Limited Partnership Agreement:

The General Partner administers the business and affairs of the Partnership including selecting one or more advisors to make trading decisions for the Partnership. The Partnership will pay the

Citigroup Fairfield Futures Fund L.P. II

Notes to Financial Statements

General Partner a monthly administrative fee in return for it's services to the Partnership equal to .5/12 of 1% (0.5% per year) of month-end Net Assets of the Partnership. Month-end Net Assets, for the purpose of calculating administrative fees are Net Assets, as defined in the Limited Partnership Agreement, prior to the reduction of redemptions and incentive fees. This fee may be increased or decreased at the discretion of the General Partner.

b.	Management Agreement:

The General Partner, on behalf of the Partnership, has entered into a Management Agreement with Graham Capital Management L.P. ("Graham") (the "Advisor"), a registered commodity trading advisor. The Advisor is not affiliated with the General Partner or CGM and is not responsible for the organization or operation of the Partnership. The Partnership pays the Advisor a monthly management fee equal to 1/6 of 1% (2% per year) of month-end Net Assets allocated to the Advisor and a profit share allocation, which is made quarterly, equal to 20% of the New Trading Profits, as defined in the Management Agreement, earned by the Advisor for the Partnership. The profit share allocation is made quarterly in Partnership Units, and therefore, reduces net assets allocable to limited partners when made. Month-end Net Assets, for the purpose of calculating management fees are Net Assets, as defined in the Limited Partnership Agreement, prior to the reduction of redemptions and incentive fees.

c.	Customer Agreement:

The Partnership has entered into a Customer Agreement which provides that the Partnership will pay CGM a monthly brokerage fee equal to 9/24 of 1% (4.5% per year) of month-end Net Assets, as defined, in lieu of brokerage commissions on a per trade basis. Month-end Net Assets, for the purpose of calculating commissions are Net Assets, as defined in the Limited Partnership Agreement, prior to the reduction of accrued expenses and redemptions payable. The Partnership will pay for National Futures Association fees as well as exchange, clearing, user, give-up and floor brokerage fees. CGM will pay a portion of brokerage fees to its financial consultants who have sold Redeemable Units in this Partnership. All of the Partnership's assets are deposited in the Partnership's account at CGM. The Partnership's cash is deposited by CGM in segregated bank accounts to the extent required by Commodity Futures Trading Commission regulations. At March 31, 2005, the amount of cash held for margin requirements was $7,014,906. CGM has agreed to pay the Partnership interest on 80% of the average daily equity maintained in cash in its account during each month at a 30-day U.S. Treasury bill rate determined weekly by CGM based on the average noncompetitive yield on 3-month U.S. Treasury bills maturing in 30 days from the date on which such weekly rate is determined. The Customer Agreement between the Partnership and CGM gives the Partnership the legal right to net unrealized gains and losses. The Customer Agreement may be terminated upon notice by either party.

4.    Trading Activities:

The Partnership was formed for the purpose of trading contracts in a variety of commodity interests, including derivative financial instruments and derivative commodity interests. The results of the Partnership's trading activities are shown in the statement of income and expenses.

All of the commodity interests owned by the Partnership are held for trading purposes. The average fair value during the three months ended March 31, 2005, based on a monthly calculation, was $(733,388).

5.    Distributions and Redemptions:

Distributions of profits, if any, will be made at the sole discretion of the General Partner and at such times as the General Partner may decide. A limited partner may require the Partnership to redeem their Redeemable Units at their Net Asset Value as of the last day of each month on 10 days notice to the General Partner. No fee will be charged for redemptions.

Citigroup Fairfield Futures Fund L.P. II

Notes to Financial Statements

6.    Offering and Organization Costs:

Offering and organization costs of $75,000 relating to the issuance and marketing of the Partnership's Redeemable Units offered were initially paid by CGM. These costs have been recorded as due to CGM in the statement of financial condition. These costs are being reimbursed to CGM by the Partnership in 24 monthly installments (together with interest at the prime rate quoted by JPMorgan Chase & Co.).

As of March 31, 2005, $34,867 of these costs have been reimbursed to CGM by the Partnership. In addition, the Partnership has recorded interest expense of $2,365 through March 31, 2005, which is included in other expenses.

The remaining liability for these costs due to CGM of $40,133 (exclusive of interest charges) will not reduce Net Asset Value per Redeemable Unit for any purpose other than financial reporting, including calculation of advisory and brokerage fees and the redemption value of Redeemable Units.

7.    Financial Highlights:

Changes in the Net Asset Value per Redeemable Unit of Partnership interest for the three months ended March 31, 2005, is as follows:

2005
Net realized and unrealized losses*	$(84.22)
Interest income	3.94
Expenses**	(4.64)
Decrease for the period	(84.92)
Net asset value per Redeemable Unit, beginning of period	907.64
Offering cost adjustment	—
Net asset value per Redeemable Unit, end of period	$822.72
Redemption/subscription value per Redeemable Unit versus net asset value per Redeemable Unit	0.38
Redemption/subscription value per Redeemable Unit, end of period***	$823.10

*	Includes brokerage commissions

**	Excludes brokerage commissions

***	For the purpose of a redemption/subscription, any remaining accrued liability for reimbursement of offering costs will also not reduce redemption/subscription net asset value per redeemable units.

2005
Ratios to Average Net Assets:****
Net investment loss before incentive fees*****	(5.8)%
Total expenses	7.7%
Total return:
Total return	(9.4)%

****	Ratios to average net assets other than incentive fees are annualized.

*****	Interest income less total expenses (exclusive of incentive fees)

         The above ratios may vary for individual investors based on the timing of capital transactions during the year. Additionally, these ratios are calculated for the Limited Partner class using the Limited Partners' share of income, expenses and average net assets.

Citigroup Fairfield Futures Fund L.P. II

Notes to Financial Statements

8.    Financial Instrument Risks:

In the normal course of its business the Partnership is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, or to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract.

Market risk is the potential for changes in the value of the financial instruments traded by the Partnership due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnership's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statements of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership has credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership's assets is CGM.

The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

The majority of these instruments mature within one year of March 31, 2005. However, due to the nature of the Partnership's business, these instruments may not be held to maturity.

Citigroup Managed Futures LLC
(A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)
Statement of Financial Condition
March 31, 2005
(unaudited)

Assets
Investments in affiliated limited partnerships	$28,937,222
Receivables from affiliated limited partnerships	12,079,879
Receivables from other affiliates	23,995,018
Other assets	4,381
Total assets	$65,016,500
Liabilities and Member's Capital
Accounts payable and accrued liabilities	$23,700
Intercompany taxes payable to CGMHI	11,256,060
Total liabilities	11,279,760
Member's capital	111,736,740
Less: Note receivable from member	(58,000,000)
Total member's capital	53,736,740
Total liabilities and member's capital	$65,016,500

The accompanying notes are an integral part of this statement of financial condition.

PURCHASERS OF UNITS WILL ACQUIRE NO INTEREST IN CITIGROUP MANAGED FUTURES LLC

Citigroup Managed Futures LLC
(A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Statement of Financial Condition

Note 1.    Organization

Citigroup Managed Futures LLC (the "Company" or "CMF") is a wholly owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"). CGMHI is a wholly owned subsidiary of Citigroup Inc. ("Citigroup"). The Company was organized and is authorized to act as a general partner for the management of investment funds and is registered as a commodity pool operator with the Commodity Futures Trading Commission.

At March 31, 2005, the Company is the general partner for 20 domestic Limited Partnerships with total assets of $2,383,713,375, total liabilities of $102,930,560 and total partners' capital of $2,280,782,815. The Company has a general partner's liability, which is unlimited (except to the extent it may be limited by the limited partnership agreement) with respect to these Limited Partnerships.

The Limited Partnerships are organized to engage in the speculative trading of commodity futures contracts and other commodity interests. The Company's responsibilities as the general partner to these Limited Partnerships are described in the various limited partnership agreements. The Company generally maintains an equity investment of approximately 1% in the majority of Limited Partnerships.

The Company is also the trading manager for five offshore funds. As trading manager to these offshore funds, the Company will select trading advisors who, in the trading manager's opinion, have demonstrated a high degree of skill in trading commodity interest contracts to manage the assets of the funds. For these services, the Company receives management fees. The Company does not have an equity investment in these offshore funds.

Note 2.    Significant Accounting Policies

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates may vary from actual results.

Investments in Limited Partnerships are valued at the Company's proportionate share of the net asset values as reported by the Limited Partnerships and approximate fair value. The Limited Partnerships value positions at the closing market quotations and through other fair valuation procedures at each financial reporting period, including the last business day of the year.

Under the terms of each of the limited partnership agreements for which CMF is a general partner, the Company is solely responsible for managing each of the partnerships. Other responsibilities are disclosed in each limited partnership agreement. The Company normally makes a capital contribution to each Limited Partnership. The limited partnership agreements generally require the general partner to maintain a cash investment in the Limited Partnerships equal to the greater of (i) an amount which will entitle the general partner to an interest of 1% in each material item of partnership income, gain, loss, deduction or credit or (ii) the greater of (a) 1% of the aggregate capital contributions of all partners or (b) $25,000. While CMF is the general partner thereof, the Company may not reduce its percentage interest in such Limited Partnerships to less than such required level, as defined in each limited partnership agreement.

Consistent with the Limited Partnership agreements, the Company had a net worth requirement which was effectively capped at the greater of $1,000,000 or the amount which the Company is advised by counsel as necessary or advisable to ensure that the Limited Partnerships to which it is the General Partner are taxed as partnerships for federal income tax purposes. This requirement was met at March 31, 2005.

Receivables from affiliated Limited Partnerships pertain to commissions, management fees and other receivables for services rendered as well as amounts receivable as a result of the Company paying

Citigroup Managed Futures LLC
(A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Statement of Financial Condition

organization, offering and other costs on behalf of the Limited Partnerships. Costs pertaining to organization and offering are reimbursed by the Limited Partnerships to the Company over a period varying from eighteen to forty-eight months or as interest income is earned by a Limited Partnership in accordance with the Limited Partnership's prospectus. The offering costs reimbursable at March 31, 2005 were $590,847. Repayment of these costs is not contingent upon the operating results of the Limited Partnerships. In addition, as general partner, the Company earns monthly management fees and commissions from the Limited Partnerships as defined by the limited partnership agreements. Management fees receivable, commissions receivable, and other receivables at March 31, 2005 were $621,492, $9,104,157 and $1,763,383, respectively, and are included in receivables from affiliated limited partnerships in the statement of financial condition.

Note 3.    Note Receivable from CGMHI

The note receivable consists of a $58,000,000 demand note dated June 22, 1994, which is non-interest bearing and is included in member's capital as of March 31, 2005. The demand note was issued to the Company by CGMHI.

Note 4.    Related Party Transactions

Substantially all transactions of the Company, including the allocation of certain income and expenses, are transacted with CGMHI, limited partnerships of which it is the general partner, and other affiliates. Receivables from other affiliates on the Company's statement of financial condition represents amounts due from Citigroup Global Markets Inc., a wholly owned subsidiary of CGMHI, for interest income receivable, commissions receivable and other receivables.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5.    Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its owner since it is wholly owned by CGMHI. Under a tax sharing agreement with CGMHI, the Company provides income tax expense, for financial reporting purposes, at an effective rate based on its expected share of Citigroup's consolidated provision for income tax expense. Taxes payable at March 31, 2005 represent the amount due under this agreement.

Note 6.    Members' Capital

As of March 31, 2005, the Company has not declared a dividend. Other than net income, there were no other changes to members' capital.

Note 7.    Concentrations of Investment in Affiliated Limited Partnerships

Each investment in affiliated limited partnerships was less than 10% of the total assets of the Company as of March 31, 2005.

(b)    Selected quarterly financial data.The Partnership does not have securities registered pursuant to Sections 12(b) or 12(g) of the Securities Exchange Act of 1934.

(c)    Information about gas producing activities.The Partnership is not engaged in oil and gas producing activities.

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Since December 18, 2003, the date the Partnership was organized, no independent accountant who was engaged as the principal accountant to audit the Partnership's financial statements has resigned or was dismissed.

Item 15.    Financial Statements and Exhibits.

(a)	Financial Statements.

The following financial statements have been filed as part of this registration statement or incorporated by reference to the Partnership's Form 10 previously filed on April 29, 2005:

Statement of Financial Condition of the Partnership at March 31, 2005 (unaudited) and December 31, 2004.

Condensed Schedule of Investments of the Partnership at March 31, 2004 (unaudited) and December 31, 2004.

Statement of Income and Expenses for the three months ended March 31, 2005 (unaudited) and the period from March 15, 2004 (commencement of trading operations) to December 31, 2004.

Statement of Changes in Partners' Capital for the period from March 15, 2004 (commencement of trading operations) to December 31, 2004.

Statement of Cash Flows for the three months ended March 31, 2005 (unaudited) and the period from March 15, 2004 (commencement of trading operations) to December 31, 2004.

Statement of Financial Condition of the General Partner at March 31, 2005 (unaudited) and December 31, 2004.

(b)    Exhibits.

*Exhibit 3.1-	Certificate of Limited Partnership
*Exhibit 3.2-	Limited Partnership Agreement
*Exhibit 10.1-	Management Agreement among the Partnership, Citigroup Managed Futures LLC and Graham Capital Management, L.P.
*Exhibit 10.2-	Customer Agreement between the Partnership, Citigroup Managed Futures LLC and CGM.
*Exhibit 10.3-	Agency Agreement between the Partnership, Citigroup Managed Futures LLC and CGM.
*Exhibit 10.4-	Form of Subscription Agreement
*Exhibit 10.5-	Letter from the General Partner to Graham Capital Management, L.P. extending the Management Agreement from July 1, 2004 to June 30, 2005.
Exhibit 99.1-	Annual Report of the Partnership
Exhibit 99.2-	Statement of Financial Condition of General Partner

*	Incorporated by reference to the Partnership's Form 10 previously filed on April 29, 2005.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CITIGROUP FAIRFIELD FUTURES FUND L.P. II
(Registrant)

Date:    July 12, 2005

By:    Citigroup Managed Futures LLC
  (General Partner)

By:    /s/ Daniel R. McAuliffe, Jr.

Daniel R. McAuliffe, Jr.,
        Chief Financial Officer